UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

COMPUTER TASK GROUP, INCORPORATED

(Name of Subject Company)

COMPUTER TASK GROUP, INCORPORATED

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

205477102

(CUSIP Number of Class of Securities)

Peter Radetich

(Senior Vice President, General Counsel & Secretary)

300 Corporate Parkway

Suite 214N

Amherst, New York

716 882-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Amar Budarapu

Roger Bivans

Baker & McKenzie LLP

1900 North Pearl

Suite 1500

Dallas, TX 75201

United States

Tel: +1 214 978 3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company is Computer Task Group, Incorporated, a New York corporation (the “Company” or “CTG”). The address of the Company’s principal executive office is 300 Corporate Parkway, Suite 214N, Amherst, New York, and the telephone number of its principal executive office is (716) 882-8000.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of August 3, 2023, there were 16,044,815 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information — Name and Address.”

Tender Offer

This Schedule 14D-9 relates to a tender offer by Chicago Merger Sub, Inc., a New York corporation (“Merger Sub”), a wholly-owned subsidiary of Cegeka Groep NV, a Belgian limited liability company (“Cegeka” or “Parent”), to purchase all of the outstanding Shares of the Company for (i) $10.50 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 23, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Merger Sub with the Securities and Exchange Commission (the “SEC”) on August 23, 2023. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to CTG’s shareholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated August 9, 2023, among the Company, Parent and Merger Sub, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in Annex I to the Merger Agreement, Merger Sub will merge with and into CTG (the “Merger” and, together with the Offer, the “Transactions”), with CTG continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of shareholders of CTG in accordance with Section 905(a) of the New York Business Corporation Law (“NYBCL”). At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than (i) Shares held by CTG (or in CTG’s treasury), (ii) Shares held by Cegeka, Merger Sub or any subsidiary of Cegeka or (iii) by shareholders of CTG who have perfected their statutory rights of appraisal under Section 623 of the NYBCL (collectively, the “Excluded Shares”)) will each be converted into the right to receive the Offer Price (the “Merger Consideration”), in cash, without interest, and subject to any withholding of taxes.

The treatment of equity awards under CTG’s benefit plans, including stock options, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Cegeka and Merger Sub and Their Affiliates.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn Shares that, considered together with any Shares beneficially owned by Cegeka and its affiliates, represent at least one more Share than 66 2/3% of the total number of Shares outstanding at the time of the expiration of the Offer, plus the total number of Shares that the Company is required to issue upon conversion, settlement, exchange or exercise of its convertible securities at the time of expiration of the Offer; (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), to the extent required under the HSR Act, and the receipt of clearance, approval or consent under any other applicable antitrust or merger control law, including any applicable foreign merger control or foreign direct investment law; (iv) the receipt of clearance, approval or consent from the Committee on Foreign Investment in the United States (“CFIUS”); (v) the applicable governmental bodies of competent jurisdiction in Belgium and Luxembourg have granted merger control or other applicable regulatory clearance, or failed to render a decision within the applicable waiting period under relevant law and such failure is considered under such law to be a grant of all requisite approvals, consents or clearances under such law to effectuate the Transactions, or provided confirmation that a merger control filing obligation is not triggered as a result of the Transactions; and (vi) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).

The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) business days following the commencement of the Offer, unless otherwise agreed to in writing by Cegeka and CTG. The expiration date may be extended: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived by Merger Sub or Cegeka, to the extent waivable by Merger Sub or Cegeka, Merger Sub or Cegeka may, in their sole discretion (and without the consent of CTG or any other person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; (ii) Merger Sub will, and Parent will cause Merger Sub to, extend the Offer from time to time for: (A) any period required by applicable securities law, rule or regulation, any interpretation or position of the SEC or its staff or The NASDAQ Stock Market LLC (“NASDAQ”) applicable to the Offer; and (B) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related legal requirement shall have expired or been terminated; and (iii) if, as of the scheduled expiration date, any Offer Condition is not satisfied and has not been waived, at the request of CTG, Merger Sub will, and Cegeka will cause Merger Sub to, extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied. In no event will Merger Sub or Cegeka: (a) be required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and February 9, 2024 (such earlier occurrence, the “Extension Deadline”); or (b) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of CTG. Subject to the valid termination of the Merger Agreement in compliance with its terms, Merger Sub will not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written Consent of CTG.

The foregoing summary of the Merger Agreement and the Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal and by the terms of the Merger Agreement. A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase. Copies of the Offer to Purchase, the Letter of Transmittal and the Merger Agreement are filed as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive office of each of Cegeka and Merger Sub is Corda3, Kempische Steenweg 307, B-3500 Hasselt, Belgium. The telephone number of each of Cegeka and Merger Sub is +32 11 24 02 34.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of CTG, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between CTG or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Cegeka and Merger Sub or their respective executive officers, directors or affiliates, on the other hand. The board of directors of CTG (the “CTG Board” or the “Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Cegeka and Merger Sub and Their Affiliates

Merger Agreement

On August 9, 2023, CTG, Cegeka and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”). The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase, and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among CTG, Cegeka and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide CTG’s shareholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by CTG to Cegeka and Merger Sub and representations and warranties made by Cegeka and Merger Sub to CTG. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about CTG, Cegeka or Merger Sub in CTG’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by CTG to Cegeka and Merger Sub in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among CTG, Cegeka and Merger Sub, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about CTG, Cegeka or Merger Sub. CTG’s shareholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price following the time Merger Sub accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) or to receive the Merger Consideration at and after the Effective Time, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of CTG, Cegeka, Merger Sub or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in CTG’s or Cegeka’s public disclosure.

Pursuant to the Merger Agreement, the Company granted to Merger Sub an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price a number of newly issued, fully paid and nonassessable Shares (the “Top-Up Shares”) equal to the lesser of (i) the lowest number of Shares that, when added to the number of Shares owned by Cegeka, Merger Sub and any of their respective subsidiaries at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the outstanding Shares immediately after the issuance of the Top-Up Shares on a fully-diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) and (ii) the aggregate number of authorized but unissued and unreserved Shares (including any treasury shares).

The Top-Up Option is exercisable once following the Offer Acceptance Time (as defined in the Merger Agreement) prior to the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement. The Top-Up Option was granted and the Top-Up Shares, if any, will be issued pursuant to an applicable exemption from the registration requirements under the Securities Act of 1933, as amended.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement

On August 9, 2023, as a condition and inducement to Cegeka’s and Merger Sub’s willingness to enter into the Merger Agreement and to consummate the Offer and the Merger, Cegeka entered into a tender and support agreement with the directors and certain executive officers of the Company (the “Support Agreement”) pursuant to which each such director and executive officer agreed, among other things, to tender his or her Shares pursuant to the Offer. As of August 8, 2023, approximately 8.8% of the outstanding Shares are subject to the Support Agreement. The Support Agreement terminates in the event that the Merger Agreement is terminated.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Nondisclosure Agreement

Cegeka and CTG entered into a nondisclosure agreement, effective November 4, 2022 (the “Nondisclosure Agreement”), in connection with Cegeka’s consideration of a possible negotiated transaction with CTG. Under the terms of the Nondisclosure Agreement, each party agreed, subject to certain exceptions, to keep confidential certain confidential or nonpublic information relating to the other, including the existence and content of any discussions in connection with a possible transaction. Cegeka also agreed to abide by a nonsolicitation provision for a period of one (1) year, and a standstill provision for a period of one (1) year, which standstill restrictions can be waived at the prior written invitation of CTG’s CEO or the CTG Board. For further discussion, see “Item 4. The Solicitation or Recommendation — Background of the Transaction.”

The foregoing summary and description of the material terms of the Nondisclosure Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Nondisclosure Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Arrangements Between CTG and its Executive Officers, Directors and Affiliates

Certain of CTG’s executive officers and directors have financial interests in the Transactions that are different from, or in addition to, the interests of holders of Shares generally. The CTG Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Recommendation of the CTG Board” and “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation.”

For further information with respect to the arrangements between CTG and its named executive officers, see the information included under “Item 8. Additional Information — Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

CTG’s current executive officers are as follows:

Name	Position
Filip J.L. Gydé	President and CEO
John M. Laubacker	EVP, CFO and Treasurer
Thomas J. Niehaus	EVP, Americas
Peter P. Radetich	SVP, Secretary and General Counsel
Robert Daelman	SVP, Europe

Treatment of Equity Awards in the Transactions

The Merger Agreement provides that, at the Effective Time, subject to any required withholding taxes, each compensatory option to purchase Shares (a “Company Option”) that is then outstanding and unexercised whether or not vested, and has a per Share exercise price that is less than the Offer Price (each, an “In the Money Option”), will be cancelled and converted into the right to receive a cash payment equal to (i) the excess, if any, of (A) the Offer Price over (B) the exercise price payable per Share under such In the Money Option, (ii) multiplied by the total number of Shares subject to such In the Money Option immediately prior to the Effective Time.

The Merger Agreement also provides that, at the Effective Time, each Company Option other than an In the Money Option that is then outstanding and unexercised, whether or not vested (each, an “Out of the Money Option”), shall be cancelled without payment of consideration, and all rights with respect to any such Out of the Money Option will terminate as of the Effective Time.

The Merger Agreement provides that, subject to any required withholding taxes, at the Effective Time, each time-based restricted stock unit with respect to Shares (each a “Company RSU”) that is then outstanding, whether or not vested, will be cancelled and the holder of such Company RSU will be entitled to receive a cash payment equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company RSU.

The Merger Agreement provides that, subject to any required withholding taxes, at the Effective Time, each performance-based restricted stock unit with respect to Shares (a “Company PSU”) that is then outstanding, whether or not vested, will be cancelled and the holder will be entitled to receive a cash payment equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company PSU immediately prior to the Effective Time (determined at the target level of performance).

The following table sets forth, for each of our executive officers and the members of the CTG Board, (i) the number of vested and unvested In the Money Options held as of August 9, 2023 and (ii) the estimated cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the excess of the Offer Price over the exercise price of such In the Money Options by the total number of Shares subject to such In the Money Options, assuming that the Effective Time occurs on September 21, 2023.

Name of Executive Officer or Director	Number of Shares Subject to Vested In the Money Options (#)	Cash Consideration for Vested In the Money Options ($)	Number of Shares Subject to Unvested In the Money Options (#)	Cash Consideration for Unvested In the Money Options ($)
Officers
Filip J.L. Gydé (and director)	128,158	410,418	130,083	279,887
John M. Laubacker	86,873	323,466	46,412	98,552
Thomas J. Niehaus	55,436	262,248	28,210	60,084
Peter P. Radetich	44,175	144,223	23,870	49,604
Robert Daelman	—	—	8,726	23,997
Directors
James R. Helvey III	—	—
David H. Klein	—	—	—	—
Raj Rajgopal	—	—	—	—
Valerie Rahmani	—	—	—	—
Kathryn Stein	—	—	—	—

The following table sets forth, for each of our executive officers and the members of the CTG Board, (i) the number of Company RSUs or Company PSUs held as of August 9, 2023 (determined at the maximum level of performance) (as applicable), and (ii) the cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the number of Shares subject to such Company RSU or Company PSU (as applicable) by the Offer Price, assuming that the Effective Time occurs on September 21, 2023, and determined at the maximum level of performance in respect of Company PSUs.

Name of Executive Officer or Director	Number of Shares Subject to Company RSUs (#)	Cash Consideration for Company RSUs ($)	Number of Shares Subject to Company PSUs (#)	Cash Consideration for Company PSUs ($)	Aggregate Cash Consideration ($)
Officers
Filip J.L. Gydé (and director)	48,878	513,219	133,276	1,399,398	1,912,617
John M. Laubacker	17,434	183,057	49,254	517,167	700,224
Thomas J. Niehaus	10,599	111,290	29,756	312,438	423,728
Peter P. Radetich	8,942	93,891	26,078	273,819	367,710
Robert Daelman	13,334	140,007	6,868	72,114	212,121
Directors
James R. Helvey III	127,542	1,339,191	—	—	1,339,191
David H. Klein	124,693	1,309,277	—	—	1,309,277
Valerie Rahmani	124,693	1,309,277	—	—	1,309,277
Raj Rajgopal	26,276	275,898	—	—	275,898
Kathryn Stein	21,571	226,496	—	—	226,496

Treatment of Purchase Rights under the Company ESPP

Eligible employees participate in the Company Employee Stock Purchase Plan (the “Company ESPP”). Under the Company ESPP, participants have the option on each payday to purchase shares of the Company’s common stock by payroll deduction (up to a maximum of 10% of their bi-weekly compensation) at the closing price on the day preceding the payday as provided by the primary securities exchange in which such shares are traded. An employee may not purchase shares if immediately after the option to purchase the shares is granted to him or her, he or she would (i) own 5% or more of the shares of the Company’s common stock or (ii) exceed the $25,000 limitation set forth in IRS Code Section 423. The Company ESPP remains in effect until terminated by the Compensation Committee or as otherwise set forth in the Company ESPP.

Pursuant to the terms of the Merger Agreement, CTG is required take all actions necessary pursuant to the terms of the Company ESPP to provide that (i) no new offering period will commence following August 9, 2023, under the Company ESPP, (ii) each purchase right issued pursuant to the Company ESPP will be fully exercised not later than five (5) business days prior to the Effective Time and (iii) the Company ESPP will terminate immediately prior to the Offer Acceptance Time and no further rights will be granted or exercised under the Company ESPP thereafter.

Severance Plan

Cegeka will provide, or will cause its affiliates to provide for a period of one (1) year following the Effective Time, each Continuing Employee who experiences a termination of employment from Cegeka or any of its affiliates with severance benefits that are no less favorable, in the aggregate, than those that would have been provided to such Continuing Employee by CTG or its subsidiaries under the applicable CTG severance policies and solely to the extent that any such severance policies condition receipt of severance payments in excess of laws, if any, upon provision a release of claims in favor of Cegeka.

For the executive officers who have change in control agreements, the change in control agreements contain additional severance benefits apply in the event the executive’s employment is terminated for good reason by the executive or without cause by the Company within six (6) months before or twenty-four (24) months after the date of change in control. These additional severance benefits include: a lump sum payment of two times the executive’s annual rate of salary, a lump sum payment of two times the executive’s average annual equity compensation payment (calculated from the preceding three years), a lump sum payout (in lieu of continued healthcare coverage) equal to 25% of current salary and highest annual equity compensation payment (from the preceding three years), indemnification coverage for a period of sixty (60) months, a cash-out of equity-based compensation; and payout of any and all deferred compensation accruing up to the date of termination.

Mr. Laubacker has an employment agreement affording severance benefits upon termination. Pursuant to the terms of such agreement, in the event of termination by Mr. Laubacker for Good Reason (as that term is defined in the agreement), or by the Company other than for Cause (as that term is defined in the agreement), Mr. Laubacker would receive a lump-sum cash payment equal to his current base salary plus an amount equal to the average annual equity compensation payment paid to Mr. Laubacker during the most recent three-year period. Mr. Laubacker would also continue to receive medical and dental benefits for a period of twelve (12) months.

Mr. Gydé has an employment agreement that provides that each party may terminate the employment agreement in accordance with the provisions of the Belgian law of July 3, 1978 relating to employment contracts. Any termination indemnities that may be due and owing to Mr. Gydé will take into account the co-employment between the Company and the Company’s Belgian subsidiary and will be done according to the transitional provisions as included in the articles 67, 68 and 69 of the Belgian Law of December 26, 2013 regarding the introduction of a unified statute, with the period May 1, 1987 until December 31, 2013 fully to be taken into account and severance payments to be calculated under the scheme of article 68 of said legislation. Under Belgian law, Mr. Gydé is entitled to notice prior to a termination of his employment by the Company, expressed as a period of months for service prior to January 1, 2014 plus a period of weeks for service after January 1, 2014. Alternatively, in lieu of providing notice, the Company may elect to pay a termination indemnity to Mr. Gydé. The amount of the termination indemnity is determined pursuant to Belgian law and is based on the duration of Mr. Gydé’s employment with the Company and the amount of his gross annual compensation package. In the event of a termination of Mr. Gydé’s employment, his equity awards would be subject to the terms of the 2020 and 2010 Equity Award Plans.

Mr. Daelman will receive any termination indemnities that may be due and owing to him according to the transitional provisions as included in the articles 67, 68 and 69 of the Belgian Law of December 26, 2013 regarding the introduction of a unified statute, with the period October 16, 2001 until December 31, 2013 fully to be taken into account and severance payments to be calculated under the scheme of article 68 of said legislation. Under Belgian law, Mr. Daelman is entitled to notice prior to a termination of his employment by the Company, expressed as a period of months for service prior to January 1, 2014 plus a period of weeks for service after January 1, 2014. The amount of the termination indemnity is determined pursuant to Belgian law and is based on the duration of Mr. Daelman’s employment with the Company and the amount of his gross annual compensation package. In the event of a termination of Mr. Daelman’s employment, his equity awards would be subject to the terms of the 2020 and 2010 Equity Award Plans. Because Mr. Daelman does not have a change in control agreement and Belgian law does not provide for payments upon a change in control, so long as his compensation, duties and responsibilities are not reduced as a result of a change in control, a change in control alone would not trigger any payments to Mr. Daelman. If Mr. Daelman’s employment were terminated or constructively terminated in connection with a change in control, however, he would be entitled to notice or the termination indemnity described in this section.

2023 Annual Bonus

With respect to CTG’s 2023 fiscal year, CTG may, prior to the Offer Acceptance Time, pay annual bonuses with respect to such fiscal year at the level determined by the CTG Board in accordance with the terms of the applicable Employee Plan and as would otherwise be determined in the ordinary course of business and consistent with past practice, provided that any such annual bonuses shall be (i) no greater than those made with respect to the Company’s 2022 fiscal year, and (ii) calculated based on the Company’s reasonable estimate of the extent to which it projects that the performance targets otherwise applicable to such 2023 fiscal year bonus under such Employee Plan would have been achieved, and prorated based on the number of days elapsed in the applicable performance period as of the Effective Time, unless agreed to by Parent in advance in writing. If the consummation of the Merger has not occurred prior to January 1, 2024, the CTG Board will be permitted to establish annual bonus targets and metrics with respect to the 2024 fiscal year in accordance with the terms of the applicable Employee Plan and as would otherwise be determined in the ordinary course of business and consistent with past practice.

Cegeka Post-Effective Time Covenants

Pursuant to the Merger Agreement, Cegeka has agreed that for a period of one (1) year following the Effective Time (the “Continuation Period”), each employee of CTG or its subsidiaries who remains employed following the Effective Time (each, a “Continuing Employee”) will be provided with (i) a base salary or wage rate that is no less than that provided to such Continuing Employee immediately prior to the Effective Time, (ii) cash incentive compensation opportunities (excluding equity based compensation and any retention or other special or non-recurring bonus or incentive award) that are no less favorable, in the aggregate, than those to such Continuing Employee immediately prior to the Effective Time and (iii) other compensation and employee benefits (other than equity-based benefits, individual employment agreements and any retention or other special or non-recurring bonus or incentive awards) that, in the aggregate, are no less favorable than those provided to such Continuing Employee immediately prior to the Effective Time. In addition, Cegeka will provide each Continuing Employee who experiences a termination of employment from Cegeka, the Surviving Corporation or any of their respective affiliates during the Continuation Period with severance benefits that are no less favorable, in the aggregate, than those that would have been provided to such Continuing Employee had such termination occurred prior to the Effective Time under the applicable CTG severance policies and solely to the extent that any such severance policies condition receipt of severance payments in excess of laws, if any, upon provision a release of claims in favor of Cegeka.

Future Arrangements

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Cegeka or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Cegeka or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Cegeka and/or its affiliates have been established. Any such arrangements with CTG’s executive officers are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is consummated, if at all.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable legal requirements, the compensation committee of the CTG Board (the “Compensation Committee”) will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), each agreement, arrangement or understanding between Merger Sub, CTG or their respective affiliates and any of the officers, directors or employees of CTG or its subsidiaries that is effective as of the date of the Merger Agreement or is entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Director and Officer Exculpation, Indemnification and Insurance

Sections 721 and 722 of the NYBCL permit a corporation to indemnify directors and officers against judgments, other final adjudications, penalties, fines, amounts paid in settlements and reasonable expenses (including attorney fees) actually incurred by them in connection with any action or proceeding or any appeal therein to which they may be a party by reason of their service in those capacities, unless it is established that (i) such person’s acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated; or (ii) such person personally gained in fact a financial profit or other advantage to which such indemnified person is not legally entitled. The Company’s Restated Certificate of Incorporation, as in effect on March 12, 2022 (the “Charter”), includes a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the NYBCL.

Article 5 of the Company’s by-laws (the “By-Laws”) provides for indemnification of, and the payment of reasonable expenses (including attorney’s fees) to, the Company’s directors and officers, provided that no such indemnification shall be made if a judgment or other final adjudication adverse to such person establishes that (i) such person’s acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or (ii) such person personally gained in fact a financial profit or other advantage to which he was not legally entitled. The By-Laws also authorize the Company to indemnify and advance expenses to any other person to whom the Company is permitted to provide indemnification or the advancement of expenses to the fullest extent permitted by applicable law.

The Company has also entered into indemnification agreements (“Indemnification Agreements”) with certain of its directors and officers. These Indemnification Agreements require the Company to, among other things, indemnify its directors and officers against liabilities that may arise by reason of their service as directors or officers of the Company, unless a judgment or other final adjudication adverse to indemnitee establishes that (i) the indemnitee’s acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (ii) the indemnitee personally gained in fact a financial profit or other advantage to which the indemnitee was not legally entitled unless and only to the extent that the court in which such claim was brought, or, if no action was brought, any court of competent jurisdiction determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the indemnitee is fairly and reasonably entitled to indemnity for the expenses and the amount of the indemnifiable losses which the court shall deem proper. These Indemnification Agreements also require the Company to advance any expenses reasonably incurred by the directors or officers in connection with any proceeding against them in their capacity as such.

The Merger Agreement provides for indemnification, advancement of expenses, and exculpation from liabilities in favor of CTG’s current and former directors and officers with respect to acts or omissions occurring prior to the Effective Time (whether asserted to or claimed prior to, at or after the Effective Time). Specifically, Cegeka has agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees with respect to all matters occurring prior to or at the Effective Time will continue in full force and effect for a period of six (6) years from the Effective Time.

In addition, for a period of six (6) years from the Effective Time, Cegeka has agreed that it will cause the Surviving Corporation and its subsidiaries to indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of CTG or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of CTG as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the Transactions), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of CTG or its subsidiaries or is or was serving at the request of CTG or its subsidiaries as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. The Merger Agreement provides that each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or its subsidiaries, as applicable, in accordance with the organizational documents and any indemnification or other similar agreements of the Surviving Corporation or its subsidiaries, as applicable, as in effect on the date of the Merger Agreement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification. The Merger Agreement further provides that the Surviving Corporation and its subsidiaries, as applicable, shall reasonably cooperate in the defense of any such matter.

Cegeka and the Surviving Corporation have agreed to maintain in effect for a period of six (6) years after the Effective Time, in respect of facts or events occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by CTG’s existing directors’ and officers’ liability insurance policies in an amount and scope at least as favorable as CTG’s policies existing on the date of the Merger Agreement; however, neither Cegeka nor the Surviving Corporation will be required to pay with respect to such insurance policies more than 300% of the aggregate annual premium most recently paid by CTG for such insurance. In lieu of the foregoing, CTG may, at its election (and if CTG does not so elect, Cegeka may cause the Surviving Corporation as of or after the Effective Time to), purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy on terms and conditions no less favorable than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (with the maximum aggregate cost of such policy not to be in excess of the maximum contemplated by the preceding sentence).

The rights to advancement, exculpation and indemnification above (i) will survive the consummation of the Merger; (ii) are intended to benefit, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons) and his or her heirs or representatives; and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such person may have by contract or otherwise.

Section 16 Matters

Pursuant to the Merger Agreement, CTG and the CTG Board will take appropriate actions, to the extent necessary, prior to or as of the Offer Acceptance Time, to approve, for purpose of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition or cancellation of Shares, Company Options, Company RSUs and Company PSUs in the Merger by applicable individuals and to cause such disposition and/or cancellation to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the CTG Board

At a meeting of the CTG Board held on August 8, 2023, the CTG Board unanimously (i) determined that the terms of the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby were fair to and in the best interests of CTG and its shareholders, (ii) approved and declared advisable the Merger Agreement and the Offer and the Merger and the other transactions contemplated thereby, (iii) authorized CTG to enter into the Merger Agreement, and (iv) resolved to recommend that CTG’s shareholders tender their Shares in response to the Offer.

Accordingly, and for other reasons described in more detail below, the CTG Board unanimously recommends that CTG’s shareholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

A joint press release, dated August 9, 2023, issued by CTG and Cegeka announcing the Offer, is included as Exhibit (a)(1)(H) hereto and is incorporated herein by reference.

Background of the Transaction

CTG operates in the information technology, or “IT,” service industry. Historically, CTG primarily focused on providing IT staffing services to large, multi-national companies going back over fifty years. Approximately fifteen years ago, CTG began investing in new IT solutions development, which included helping clients assess their business needs and identifying the right IT solutions to meet these needs, the delivery of services that include the selection and implementation of packaged software and the design, development, testing, and integration of new systems, and the development and implementation of customized software and solutions designed to fit the needs of a specific client or vertical market. Fifteen years ago, IT solutions & services only comprised approximately one-third of the Company’s revenue.

This split between IT staffing and IT solutions & services continued until the second half of 2019 when the Company changed its strategic focus to become a more solutions-centric company. The Company recognized that the reallocation of resources away from low-margin staffing engagement to other higher margin IT solutions & services would negatively affect revenue in the short term, but also recognized that higher margin IT solutions & services would positively impact the Company in the long-term and aid in the transformation to a more solutions-centric IT services provider. By 2020, the Company’s strategy fully embraced digital transformation solutions to serve as a catalyst for its clients with large, complex technology, information, and data requirements in high-growth industries. By the end of 2021, IT solutions & services comprised approximately 69% of total annual revenue.

The Board, together with management of CTG, recognized that a transformation to an IT solutions-centric company focused on digital transformation would not happen quickly and would be subject to economic headwinds as it invested in resources to develop the talent, expertise, relationships and reputation to meaningfully accelerate the transformation and grow the Company. Such headwinds included the time, costs and expenses necessary as a stand-along public company. The Board and management of CTG were aware that many of its competitors are larger, more diversified companies with stronger balance sheets, less restrictive operating constraints, and greater capacity to invest in the development and marketing of digital transformation strategy.

In light of these market and business dynamics, the Board and management continually reviews and assesses CTG’s business plan and the potential strategic opportunities available to CTG with the goal of maximizing shareholder value. As part of this ongoing process, the Board and management have periodically evaluated whether the continued execution of the digital transformation strategy as a standalone company or the sale of CTG to, or a combination of CTG with, a third party offers the best avenue to maximize shareholder value. In connection with such review, the Board and/or management of CTG has met, from time to time, with various third parties who expressed an interest in engaging in a strategic transaction with CTG, including the purchase of the entire company.

In May 2019, CTG’s then Chairman, Dan Sullivan, was contacted by telephone by the managing partner of an investment fund, “Party A,” who claimed to own two to three percent of the Company’s outstanding shares. Party A wanted to make a “friendly” proposal to acquire CTG for cash. Mr. Sullivan indicated that CTG was not for sale but that he would share any offer with the full Board and management. On May 21, 2019, Party A sent Mr. Sullivan a written, non-binding indication of interest to purchase 100% of CTG’s shares for $5.50 to $6.00 per share in cash. Such proposal did not include disclosure of any committed sources of capital. On June 18, 2019, Party A notified Mr. Sullivan by email that family members of one of CTG’s founders had approached them to form a group to acquire CTG.

The Board met on June 21, 2019 to consider Party A’s proposal. The Board was advised at such meeting by CTG’s regular outside counsel, Baker & McKenzie LLP. On June 22, 2019, Mr. Sullivan notified Party A by email that the Board had considered the proposal and unanimously determined that the proposal significantly undervalued the Company and would not be in the best interests of the CTG shareholders to discuss at that time. On July 10, 2019, Party A sent Mr. Sullivan a letter expressing its disappointment at the Board’s rejection of his prior proposal and increased the lower end of his price range to $5.75 per share from $5.50 per share but did not increase the upper end of his price range. The revised proposal did not include any disclosure of committed sources of capital. On July 23, 2019, the Board met to consider Party A’s revised proposal. On July 23, 2019, Mr. Sullivan notified Party A by email that the Board had considered the proposal and unanimously determined that the revised proposal continued to significantly undervalue the Company and would not be in the best interests of the CTG shareholders to discuss at that time.

On August 13, 2019, the Company engaged Raymond James & Associates, Inc., or “Raymond James,” to provide the Board with investment banking and financial advice and assistance in connection with preparing for, developing, evaluating and implementing potential plans, initiatives and alternatives in response to potential, threatened or commenced unsolicited merger or acquisition events. The Board selected Raymond James as its financial advisor based upon, among other things, Raymond James’s credentials as a sophisticated investment bank with substantial knowledge and experience in the Company’s industry and in mergers and acquisitions generally, as well as its familiarity with the Company.

On August 28, 2019, Party A sent Dan Sullivan a letter informing him that Party A and another investment fund had acquired 5.7% of the outstanding CTG shares and would be filing a group Schedule 13D later that day. He repeated Party A’s proposal to acquire the Company at a price between $5.75 and $6.00 per share and that he had partnered with an undisclosed family office of an investor with a track record at a private equity firm but did not disclose any committed sources of capital.

On October 30, 2019, Party A sent a letter to Mr. Sullivan requesting that the parties engage in due diligence and management meetings but did not change the previous price proposal. On November 11, 2019, Mr. Sullivan sent Party A a response letter that the July proposal to acquire CTG for not more than $6.00 per share continued to significantly undervalue the Company and did not reflect the meaningful digital transformational efforts underway at the Company. Mr. Sullivan agreed that Party A could meet with the Company’s CEO, Filip Gydé, and CFO, John Laubacker, during upcoming shareholder meetings on the same basis as meetings with other shareholders. On December 2, 2019, the Company’s CEO and CFO met with Party A and certain other members of its group and discussed the Company’s digital transformation strategy.

On January 14, 2020, Party A sent Mr. Sullivan a letter, which it publicly filed as an exhibit to its Schedule 13D, to propose a purchase price of $7.00 per share in cash and requested that the parties enter into a confidentiality agreement and engage in mutual due diligence. On January 17, 2020, the Board met to consider Party A’s proposal. The Board authorized Raymond James to conduct a confidential market check of potentially interested buyers. On January 29, 2020, Mr. Sullivan sent Party A a letter stating that the latest proposal of $7.00 per share continued to undervalue the Company in light of the prospects for long-term growth and value creation of its digital transformation strategy but stated that the Company was open to entering into a mutual confidentiality agreement to help Party A better understand that Board’s view on valuation and determine if it is possible to reach a mutually agreement proposal.

On February 18, 2020, Party A sent Mr. Sullivan a letter stating that the Board’s refusal to provide specific guidance on an acceptable proposal without Party A entering into a customary mutual confidentiality agreement with standstill communicated “a clear message of the Board’s intent to maintain the status quo.” He declared that Party A reserved the right to nominate director candidates for election at the Company’s 2020 annual meeting and provided a form of mutual confidentiality agreement Party A and its other group member would be willing to sign. On February 24, 2020, Mr. Sullivan sent Party A a letter expressing the Board’s desire to have a constructive dialogue and that the Board is open to further discussions to determine if a proposal could be made that appropriately reflects the true value of the CTG shares. He reiterated that the Board believed that the $7.00 per share proposal undervalued the Company. He indicated that the Board would be willing to enter into a mutually acceptable confidentiality agreement without a standstill provision. On February 28, 2020, CTG entered into a mutual confidentiality agreement with no standstill provisions with Party A and its other group member. For the next month, Party A conducted due diligence on CTG, which included management meeting.

On March 30, 2020, Party A sent an email to Mr. Sullivan and Mr. Gydé, forwarding Party A’s updated proposal for the acquisition of CTG at a purchase price of $7.00 per share. Party A stated that it would finance the acquisition with internal sources of equity and a “modest amount of debt” with commitment letters to be provided as part of signing a definitive agreement.

On March 31, 2020, the Board met by conference call with the CEO, CFO and General Counsel, as well as representatives of Raymond James and Baker McKenzie, to discuss the latest proposal. Representatives of Raymond James reported that they had contacted fifty-three potential acquirers in total, including twenty-seven strategic and twenty-six financial parties, of which eleven parties had executed confidentiality agreements and provided an update on Party A’s offer and discussed their preliminary valuation of CTG.

On April 1, 2020, the Board met by conference call with the CEO, CFO and General Counsel, as well as representatives of Raymond James and Baker McKenzie, to further discuss the latest proposal and its closing certainty and to ensure that the Board had sufficient flexibility to fully satisfy its fiduciary duties.

From April 1, 2020, through the end of May, CTG and Party A continued to perform due diligence and negotiate to improve Party A’s proposal. During such period, CTG management also held separate meetings with three other potential bidders from the market check process. Representatives of Raymond James also held discussions with a potential fourth other bidder and received an inquiry from an investment bank representing a public company interested in holding “strategic discussions.”

On May 6, 2020, the Board met with representatives of Raymond James and Baker McKenzie. Representatives of Raymond James discussed a market update with the Board, including comparing the COVID-19 pandemic to prior equity market shocks, such as the dot.com bubble and the 2008 financial crisis, as well as analysts’ views on the COVID-19 pandemic on IT services and the then-current M&A environment. Representatives of Raymond James also discussed the market check process, noting that three potential bidders had had diligence meetings with management and that two parties remained active in the process, in addition to Party A. Baker McKenzie also briefed the directors on their fiduciary duties under New York law when considering a sale of the company.

On May 15, 2020, Messrs. Sullivan, Gydé and Laubacker, along with Jay Helvey, then Chair of the Audit Committee, had a conference call with representatives of Raymond James and Baker McKenzie to discuss process and timing matters for the negotiations with Party A and the market check process.

On June 1, 2020, Party A’s investment banker notified representatives of Raymond James that Party A’s equity backer would require $30 million of leverage and that Party A would not send a price confirmation unless and until it had debt financing backing.

On June 4, 2020, another potential bidder, “Party B,” sent a non-binding proposal for a back-stopped $40 million partial self-tender, which would be financed in part by such bidder in exchange for convertible preferred stock.

On June 5, 2020, the Board met by video conference to discuss the status of Party A’s proposal and its need for debt financing as well as Party B’s proposal for a partial self-tender at $5.00 per share. Representatives of Raymond James briefed the Board on the status of due diligence with Party A, the market check process and Party B’s partial self-tender proposal.

On June 23, 2020, the Board met by video conference with representatives of Raymond James and Baker McKenzie to discuss the status of Party A’s proposal and Party A’s statement to Mr. Sullivan that it would likely reduce its proposal to $6.50 per share.

On June 25, 2020, Mr. Sullivan and Party A spoke by telephone to discuss Party A’s proposal on price and the financial forecast prepared by CTG management. On June 30, 2020, CTG management met by video conference with Party A to provide a presentation on CTG’s business strategy, financial progress to date and its forecasts.

On July 2, 2020, Party A called Mr. Sullivan by telephone to confirm that Party A could not support a price more than the “low 6s” per share and possibly the “mid 6s” with further diligence. Later that evening, Party A forwarded to Mr. Sullivan a presentation outlining Party A’s rationale for reducing the proposed price per share stating that the value of the Company ranged from $3.69 to $6.37 per share.

On July 6, 2020, the Board met by video conference with representatives of Raymond James, Baker McKenzie and CTG senior management. The Board determined that further negotiations and diligence by Party A would not likely result in an acceptable proposal that fairly valued the Company and instructed Mr. Sullivan to communicate that message to his counterpart with Party A. Mr. Sullivan notified Party A of the Board’s decision by email later that day. Thereafter, Party A attempted to negotiate with Mr. Sullivan with Mr. Sullivan stating by email that the Board had been clear from the beginning that a price of $7.00 per share might be acceptable to the Board but not a price below that.

On July 20, 2020, Party A telephoned Mr. Sullivan and proposed a purchase price of $6.15. Party A telephoned Mr. Sullivan later that day to increase his proposal to $6.25 per share.

On July 21, 2020, Mr. Sullivan polled the members of the Board of his intention, in the absence of any objection from any member of the Board, to decline the latest proposal from Party A and notify Party A of the Board’s decision that it would not be in the best interests of the shareholders to sell the Company at a price below $7.00 per share at this time and that it would not be fruitful or the best use of management time to continue discussions, each as previously agreed by the Board at the July 6, 2020 meeting. With the concurrence of the Board, Mr. Sullivan notified Party A of the Board’s decision later that day.

On July 22, 2020. Party A’s investment banker notified representatives of Raymond James that Party A would be calling Mr. Sullivan and proposing a purchase price of $6.50 per share, which Party A later confirmed to Mr. Sullivan by telephone.

On July 24, 2020, the Board met by video conference with representatives of Raymond James and Baker McKenzie as well as members of CTG senior management to consider the $6.50 per share proposal. The Board decided that further negotiations and diligence would not likely result in an acceptable proposal that fairly valued the Company and instructed Mr. Sullivan to communicate that message to Party A. Mr. Sullivan notified Party A of the Board’s decision by email later that day. Party A and its equity backers continued to attempt to negotiate with Mr. Sullivan and Mr. Helvey over the next month.

On August 27, 2020, the Board held a meeting in which CTG senior management and representatives of each of Baker McKenzie and Raymond James attended to discuss the Party A proposal for $6.50 per share. The independent directors then excused CTG senior management to discuss matters amongst themselves. After discussion, the independent directors unanimously agreed to make a counter-proposal to Party A at $6.75 per share.

On August 29, 2020, Mr. Sullivan conveyed such counter-proposal by email to Party A.

On September 1, 2020, Party A sent Mr. Sullivan an email stating that Party A was not interested in acquiring CTG at $6.75 per share.

Because no other party solicited in the market check had submitted a proposal that valued CTG higher than its value as a stand-alone company, as discussed in the August 27, 2020, Board meeting, the Board decided that CTG management should focus their attention on continued execution of their digital transformation strategy and growing the Company.

On November 10, 2020, consistent with the retirement age guidelines of the Board, Mr. Sullivan informed the Board of his decision to retire as a director and Chairman of the Board, effective as of the conclusion of the 2021 Annual Meeting of Shareholders anticipated to be held on September 16, 2021. He stated that his retirement was not the result of any dispute or disagreement with the Company.

Upon conclusion of the Company’s 2021 Annual Meeting of Shareholders, the Board appointed Mr. Helvey as Chair of the Board.

On December 31, 2021, CTG’s stock price closed at $9.97 per share, which represented an increase of $5.17 per share from the $4.80 per share closing price on September 1, 2020, when all discussions with Party A ended.

On March 3, 2022, Cegeka’s CEO, Stijn Bijnens, reached out to CTG’s CEO, Filip Gydé, to request an introductory call.

On March 15, 2022, at the request of Cegeka’s CEO, Stijn Bijnens, Mr. Gydé spoke with Mr. Bijnens via video conference for an introductory call.

On March 22, 2022, the Company terminated the engagement of Raymond James without cause.

On June 28, 2022, at the request of a private equity fund, “Party C,” Messrs. Gydé and Laubacker spoke with representatives of Party C via video conference for an introductory call.

On August 2, 2022, Messrs. Helvey, Gydé and Laubacker participated in a video conference with representatives of Party C to discuss Party C’s interest in making a proposal to acquire CTG. On August 5, 2022, Mr. Helvey notified the other directors of the discussions with Party C and Party C’s request to sign a confidentiality agreement to allow them to have confidential discussions with management to better understand CTG’s customer base, digital transformation strategy and value generation proposition in the context of a potential “go private” transaction.

On September 6, 2022, Mr. Helvey met with representatives of Party C to discuss a potential proposal. Party C never submitted a non-binding proposal.

On September 20, 2022, at the invitation of Mr. Bijnens, Mr. Gydé had lunch with Mr. Bijnens and Cegeka’s Chairman André Knaepen during which Mr. Knaepen informed Mr. Gydé that Cegeka may have an interest in a strategic transaction with CTG.

On October 7, 2022, Mr. Bijnens emailed Mr. Gydé a non-binding proposal to acquire CTG at a price range of $9.00 to $9.40 per share, subject to customary conditions. Mr. Gydé promptly forwarded such proposal to Mr. Helvey.

On October 13, 2022, the Board met by video conference with representatives of Raymond James and Baker McKenzie in attendance to review and discuss the proposal made by Cegeka. After discussion, it was the unanimous consensus of the Board that the proposed purchase price per share was inadequate. The directors then unanimously authorized Mr. Gydé to engage in a discussion with the representatives of Cegeka and to provide them with additional information about the Company in an effort to increase their offer. Mr. Gydé stated that he would do so via a confidentiality agreement and report back to the Board. The Board also instructed Mr. Gydé to continue to review and update the financial projections that were prepared by management and to re-engage Raymond James as financial advisor.

On October 14, 2022, the Company reinstated the engagement of Raymond James.

On November 1, 2022, a regularly scheduled meeting of the Board was held in New York City with certain members of CTG management and Baker McKenzie present. Representatives of Raymond James joined parts of the meeting via video conference. After discussion, the Board informed Mr. Gydé that neither he nor any of the members of the executive management team should engage in any discussions regarding their employment or compensation should a transaction proceed.

On November 4, 2022, Cegeka and CTG entered into a confidentiality agreement in customary form for a public company.

On November 22, 2022, Messrs. Gydé and Laubacker met via video conference with Messrs. Bijnens, Knaepen, Stephan Daems (Cegeka’s CFO), Pieter Verstraeten (Cegeka’s Chief Strategy Officer) and Rickert Imewa (then Cegeka’s Head of M&A) for an information strategy to discuss CTG’s business and strategy.

On December 8, 2022, a representative of a private equity fund, “Party D,” contacted Mr. Helvey to request a call to discuss CTG, which occurred on the same date.

On December 22, 2022, Messrs. Bijnens and Knaepen had dinner with Mr. Gydé and provided an update on the status of their diligence.

On December 30, 2022, CTG’s stock price closed at $7.56 per share, reflecting the headwinds experienced in implementing the digital transformation strategy as a stand-alone company in 2022.

On February 1, 2023, Mr. Helvey had lunch with a representative of Party D to discuss Party D’s interest in CTG.

On February 6, 2023, at the request of the Board, representatives of Raymond James had an introductory call with representatives of Stifel, Cegeka’s investment banker, who reiterated Cegeka’s interest in pursuing a transaction. At the request of the Board, representatives of Raymond James relayed the Board’s message that Cegeka’s current offer price was inadequate.

On March 8, 2023, Mr. Helvey spoke by telephone with Party D to discuss Party D’s interest in CTG, which later sent CTG a non-binding proposal to acquire CTG for $10.00 per share.

On March 10, 2023, Messrs. Helvey and Gydé had lunch with Mr. Knaepen and certain of his colleagues in Brussels, Belgium. On March 16, 2023, Mr. Helvey spoke by telephone with Mr. Knaepen to discuss Cegeka’s interest in CTG, and Mr. Knaepen offered to increase the proposed purchase price to $10.50 per share, subject to further diligence. CTG’s stock price closed that day at $7.65 per share.

On March 22, 2023, Mr. Helvey contacted Mr. Knaepen to acknowledge Cegeka’s improved offer and stated that he would discuss the proposal with the Board. On March 29, 2023, Mr. Helvey again contacted Mr. Knaepen to inform him that the Board was meeting to discuss Cegeka’s proposal.

On April 1, 2023, the Board held a meeting by video conference for which CTG management and representatives of each of Baker McKenzie and Raymond James attended. Mr. Helvey briefed the Board on the discussions with Cegeka. He provided an update of his meeting with Cegeka and their unsolicited proposal for a business combination with CTG. Representatives of Raymond James then discussed a market update and its updated preliminary financial analyses with the Board. The Board then authorized senior management to provide Cegeka with updated financial information, including public company costs that could be considered by Cegeka on refining their proposal.

On April 3, 2023, representatives of Raymond James had a telephone call with representatives of Stifel to discuss Cegeka’s improved proposal. Stifel expressed that Cegeka had meaningfully increased their offer price and would move on if CTG was not interested in pursuing a transaction.

On April 3, 2023, Messrs. Helvey, Gydé and Laubacker spoke via video conference with representatives of Party D to discuss Party D’s interest in CTG.

On April 4, 2023, Mr. Helvey spoke by telephone with Mr. Knaepen to discuss Cegeka’s proposal. Later that day, Mr. Helvey spoke with Party D to discuss Party D’s interest in CTG.

On April 20, 2023, the CEO of an IT services consulting firm, “Party E,” had dinner with Mr. Gydé during which Party E expressed an interest in a strategic transaction with CTG.

On April 21, 2023, Mr. Gydé had a video conference with Mr. Bijnens of Cegeka where Mr. Bijnens provided an update of Cegeka’s diligence to date.

On May 1, 2023, the Board held a regularly scheduled, two-day in-person meeting for which members of CTG management and representatives of Baker McKenzie attended. CTG management made a presentation summarizing operations/financial report and first quarter 2023 results of operations. Representatives of Raymond James joined the meeting and discussed with the Board a market update and certain financial factors to be analyzed when considering a possible transaction. The discussion also included the advantages and disadvantages of remaining a stand-alone public company, the non-binding proposals received to date from Cegeka and Party D, the decreased financial performance of the Company in the first quarter and the decreased forecast for the second quarter. Representatives of Raymond James and Baker McKenzie discussed with the Board conducting a market check in order for the Board to be better informed as to the fair value of the Company and better be able to assess any current or future offers to acquire the Company.

On May 3, 2023, the Board met by video conference with representatives of Raymond James and Baker McKenzie in attendance to review and discuss the proposals set forth by Cegeka and Party D. Representatives of

Raymond James discussed a market update, summarized the proposals received and discussed an illustrative timeline if the Board decided to proceed with a transaction. After discussion, it was the unanimous consensus of the Board that Raymond James should commence a process to solicit potential buyers likely to have an interest and the financial means to acquire CTG.

Later that day, representatives of Raymond James had a telephone conversation with representatives of Stifel and informed them that the Board had instructed Raymond James to run a targeted sale process. The next day, representatives of Raymond James had telephone conversations with Parties C and D to the same effect. Party C indicated that they were very interested. Party D indicated that they were very interested in participating in a process and that funding a potential deal would not be an issue.

On May 7, 2023, the Board (with Mr. Klein unable to attend) held a meeting by video conference with representatives of Raymond James and Baker McKenzie in attendance to review the financial forecast prepared by CTG management. Representatives of Raymond James discussed a market update, potential strategic alternatives and their updated preliminary valuation of the Company. Based on the revised financial forecast, it was the consensus of the Board that Raymond James should continue with the sale process and provide the financial forecast to potential bidders. The Board also discussed first quarter earnings and the headwinds that the Company was facing.

On May 8, 2023, representatives of Raymond James had a telephone conversation with a private equity fund to discuss the opportunity and their potential interest.

On May 11, 2023, representatives of Raymond James had a telephone conversation with representatives of Stifel to outline the deal timing and process. Representatives of Stifel requested meetings with CTG management and higher priority diligence items prior to the end of May.

On May 16, 2023, representatives of Raymond James had a telephone conversation with Party D to discuss the timing of opening a virtual data room and initial bids.

On May 29, 2023, representatives of Raymond James had a telephone conversation with the CEO of Party E about their interest in participating in a process.

On June 1, 2023, Raymond James opened the virtual data room after having reached out to twenty-five parties (consisting of fifteen financial sponsors and ten strategic buyers) approved by the Board. At the direction of the Board, representatives of Raymond James provided a Phase I process letter to each of the participants in the process.

On June 12, 2023, Messrs. Gydé and Laubacker had a video conference with Messrs. Bijnens, Daems, Verstraeten and Ruben Gofflo (Cegeka’s M&A specialist) along with representatives of each of Stifel and Raymond James to discuss CTG’s business and strategy.

On June 13, 2023, Messrs. Gydé and Laubacker, along with representatives of Raymond James, had a video conference with representatives of a private equity fund, “Party F,” to discuss CTG’s business and strategy.

On June 15, 2023, Messrs. Gydé and Laubacker had a video conference with representatives of Party E, along with representatives of Raymond James and Party E’s investment banker, to discuss CTG’s business and strategy, and later that day had a different video conference with representatives of Party D to discuss CTG’s business and strategy in which representatives of Raymond James attended.

On June 21, 2023, Messrs. Gydé and Laubacker, along with representatives of Raymond James, had a follow-up video conference with representatives of Party D to further discuss CTG’s business and strategy. Party D expressed that they would need additional time to submit a non-binding proposal.

On June 22, 2023, Cegeka and Party E submitted non-binding proposals to acquire CTG. Cegeka proposed a purchase price of $10.50 per share in cash. Party E proposed an all-stock deal. Under the terms of Party E’s proposal, each CTG share would be exchanged for 4.31 subordinated voting shares of Party E. Based on the closing price of Party E’s subordinated voting shares on June 22, 2023, Party E’s proposal represented a purchase price of $7.33 per share. CTG’s stock price closed at $7.35 per share that day.

As of June 22, 2023, representatives of Raymond James had contacted all twenty-five parties approved by the Board, of which four did not respond, three declined prior to entering into a confidentiality agreement and eighteen had signed confidentiality agreements.

On June 25, 2023, representatives of Raymond James had a telephone conversation with Party D to discuss the timing of Party D’s submission of an indication of interest. Party D stated that it was having challenges with the valuation, business mix and size of CTG’s European business.

On June 26, 2023, representatives of Raymond James had a similar telephone conversation with Party D.

Later that day, the Board met by video conference with members of CTG management present along with representatives of each of Baker McKenzie and Raymond James. Representatives of Raymond James updated the Board on the status of the sale process, which included discussing the results of the market check, the status of the virtual data room and initial bids, a summary of feedback received to date, the outreach detail, a summary of the indications of interest received from Cegeka and Party E, an illustrative transaction timeline and an overview of Party E. Messrs. Gydé and Laubacker provided an update of the Company’s financial and operating performance for the second quarter and first half of 2023 and the prospects for achieving various financial targets. They noted the headwinds in CTG’s financial performance and the potential for a negative market reaction once earnings were publicly announced. After representatives of Raymond James departed the meeting, it was the consensus of the Board that executive management should continue to support the sale process and continue to upload data to the virtual data room. Representatives of Baker McKenzie then provided the Board with an overview of their fiduciary duties when considering a sale of the company, including without limitation their duties of loyalty, care and candor. The discussion included the advisability of deferring any conversations between any bidder and management regarding post-closing compensation matters until such time as the material terms and conditions of any transaction are agreed in principle. At the conclusion of the discussion, Mr. Helvey instructed Mr. Gydé to once again remind his executive management team to avoid having any such discussions until a firm and final offer had been received.

On June 27, 2023, Party D notified representatives of Raymond James that it would not submit a proposal. Also on that day, at the Board’s direction, representatives of Raymond James spoke by telephone with representatives of Stifel and expressed the Board’s disappointment that Cegeka did not raise its offer price from the March proposal. Representatives of Stifel pointed out that CTG’s earnings had declined since March, but that Cegeka did not reduce its proposed price. At the Board’s direction, representatives of Raymond James notified Stifel that a small number of parties were moving to the next round of the process and would be invited to management meetings to discuss CTG’s business, financial performance and operations. Representatives of Raymond James also had a telephone conversation with Party E’s investment banker and, at the direction of the Board, expressed the Board’s view that a no premium, all-stock proposal was not competitive and encouraged them to advise Party E to increase its offer price and improve its structure. Party E was invited to participate in the next round of the process and attend management meetings.

During the next two weeks, at the direction of the Board, representatives of Raymond James had numerous calls with the investment bankers for Cegeka and Party E addressing diligence and process topics.

On June 30, 2023, at the direction of the Board, representatives of Raymond James provided a Phase II process letter and draft merger agreement to Cegeka and Party E.

On June 30, 2023, the Board met by video conference with members of CTG management present along with representatives of Baker McKenzie. Mr. Helvey briefed the Board on the status of the sale process. The Board also reviewed the updated financial forecasts prepared by CTG management, which reduced the projected earnings for 2023 in light of the recent headwinds. The Board provided comments and requested CTG management to further review and update their financial forecasts.

On July 1, 2023, Mr. Gydé notified Mr. Helvey that one of CTG’s executives had received an in-bound inquiry from a former colleague who was now the CEO of publicly-traded technology solutions company in India who expressed an interest in CTG. In light of the speculative nature of the inquiry, Mr. Helvey notified the other directors and decided not to pursue the inquiry any further.

On July 3, 2023, the Board met by video conference with members of CTG management present along with representatives of Baker McKenzie. Mr. Laubacker briefed the Board on the revised financial forecast as well as an overview of operations. It was the consensus of the Board that the financial forecasts had been prepared on a reasonable basis and should be provided to Cegeka and Party E for their consideration in submitting a best and final proposal.

On July 10, 2023, Messrs. Gydé and Laubacker along with other members of the CTG management team had dinner with Mrs. Nouwen (Director of Cegeka) and Messrs. Knaepen, Bijnens, Verstraeten and Gofflo along with representatives of Raymond James and Stifel. The next day, the same parties had an in person meeting where CTG management made a presentation regarding CTG’s business and strategy. This meeting was followed by several virtual meetings and calls from July 12, 2023, to July 26, 2023, among representatives of each of CTG, Cegeka, Raymond James, Stifel, Baker McKenzie (CTG’s legal counsel) and DLA Piper (Cegeka’s legal counsel) for due diligence purposes.

On July 14, 2023, Messrs. Gydé and Laubacker along with other members of the CTG management team had an in person meeting with representatives of Party E along with representatives of Raymond James and Party E’s investment banker where CTG management made a presentation regarding CTG’s business and strategy. Later that evening, Messrs. Gydé and Laubacker along with other members of the CTG management team had dinner with representatives of Party E to continue the conversation.

On July 18, 2023, representatives of Raymond James spoke with the investment bankers for Party E. The investment bankers for Party E reported that Party E was very impressed with CTG and believed there were significant synergy possibilities. Party E indicated that it would be looking for ways to improve its indication of interest and was evaluating structures to provide more cash and a premium to CTG shareholders.

On July 19, 2023, Cegeka and Party E were provided with preliminary earnings results for the second quarter. On the same day, Party E requested authorization to contact specific potential equity capital providers who would be subject to the confidentiality agreement, which CTG approved.

On July 20, 2023, Cegeka provided its revised draft of the merger agreement to CTG for its consideration when evaluating the forthcoming offer as provided in the Phase II process letter.

On July 26, 2023, representatives of Raymond James, at the Board’s direction, sent Cegeka a revised draft of the merger agreement prepared by Baker McKenzie reflecting CTG’s views on the various deal points, including the need for deal closing certainty, a reasonable break fee in the event of a superior proposal and a rejection of expense reimbursement to Cegeka in the event that the tender offer is not successful.

On July 27, 2023, Mr. Gydé and representatives of Raymond James had a telephone discussion, subject to a confidentiality agreement, with a significant shareholder of Cegeka to discuss CTG’s strategy, leadership, performance, customers and integration as well as Cegeka’s commitment to a deal if mutually acceptable price, terms and conditions could be agreed.

On July 28, 2023, at the direction of the Board, representatives of Raymond James had a telephone conversation with representatives of Stifel to discuss the status of Cegeka’s diligence and Cegeka’s plans to submit a final proposal along with a revised merger agreement by the July 31, 2023, deadline.

On July 29, 2023, at the direction of the Board, representatives of Raymond James contacted the investment banker for Party E to discuss progress on its proposal. Representatives of Raymond James held a video conference on July 30, 2023, in which the investment banker for Party E stated that Party E intended to submit a best and final offer on July 31, 2023, along with a mark-up of the draft merger agreement.

On July 30, 2023, Cegeka provided a revised draft of the merger agreement. Representatives of Raymond James and Stifel spoke by telephone during which representatives of Raymond James emphasized, at the direction of the Board, that the Board was focused on price and certainty of closing and that Cegeka should try to eliminate all issues that could add uncertainty to closing. Representatives of Stifel noted that Cegeka was struggling with further degradation in earnings that had occurred during the process and the related impact to offer price as well as the desire for a short exclusivity period if Cegeka submitted the best proposal.

On July 31, 2023, representatives of Raymond James had a similar call with the investment bankers for Party E. The investment bankers for Party E indicated that the offer would likely be for $10.25 per share in cash contingent on debt and equity financing.

On July 31, 2023, Cegeka submitted its “best and final” offer along with copies of a debt commitment letter and a revised mark-up of the merger agreement. The Cegeka proposal maintained an offer price of $10.50 per share with committed financing. The Cegeka offer price represented a 49.1% premium to the trailing 90-day volume weighted average price as of July 28, 2023 and its revised draft of the merger agreement conceded several deal points with the only remaining issues being the amount of the break fee in the event of termination by CTG due to a superior proposal or intervening event and the conditions to closing. Cegeka also requested a meeting with CTG executive management in New York City to discuss views on the combined company and to understand their personal ambitions. Cegeka requested a seven day exclusivity period to August 7, 2023, to finalize negotiations on the merger agreement.

On July 31, 2023, Party E submitted its “best and final” offer along with a “highly confident” letter from a bank for debt financing and a mark-up of the draft merger agreement. Party E proposed a purchase price of $10.25 per share in cash, subject to completion of debt and equity financing. Party E requested a twenty day exclusivity period.

On August 1, 2023, at the direction of the Board, representatives of Raymond James had a telephone conference with the investment bankers for Party E to discuss its offer, including the status of diligence completed to date and what diligence was still outstanding. Party E noted that it would need to engage accountants to prepare a quality of earnings report with respect to CTG and the need to obtain between $80 million to $90 million of equity financing to complete the deal. Representatives of Raymond James reminded them that deal certainty was a key focus for the Board and asked if Party E could improve its offer.

Later on August 1, 2023, representatives of Raymond James had a telephone conference with representatives of Stifel during which representatives of Stifel confirmed that all diligence had been completed except that Cegeka desired to have meetings with CTG executive management prior to signing a definitive agreement to discuss their post-closing operational roles in the combined company.

Later on August 1, 2023, the investment bankers for Party E emailed representatives of Raymond James to confirm that $10.25 per share was Party E’s best and final offer.

On August 2, 2023, the Board met by video conference (Valerie Rahmani was unable to attend) along with CTG management and representatives of each of Baker McKenzie and Raymond James. Mr. Helvey briefed the Board on the status of the sales process and the two offers received from Cegeka and Party E. Representatives of Raymond James updated the Board on the process to date, the feedback from potential bidders who declined to submit proposals and the final offers received from Cegeka and Party E, including certain terms of their respective offers and certain remaining conditions to entering into a definitive agreement. Representatives of Raymond James discussed its financial analysis of the two offers with the Board. Representatives of Baker McKenzie reviewed the terms and conditions from a legal perspective and the remaining open issues. After discussion, the Board unanimously agreed to focus attention on Cegeka, request an additional $0.25 per share from Cegeka, agree to a seven day exclusivity period and to direct representatives of each of Baker McKenzie and Raymond James to negotiate the final form of merger agreement for their consideration and approval, including the form of debt commitment letter and the tender and support agreements requested by Cegeka from the Board and CTG executive management. The independent directors also met in executive session outside the presence of CTG management to further discuss the terms and conditions of executive compensation implicated by a change in control as well as possible retention incentive for management. It was the consensus of the independent directors that any retention incentives would need to be initiated by the successful bidder after signing a definitive merger agreement and that the Board would not entertain any modifications to the change in control agreements, severance or employment agreements of management.

After the Board meeting, Mr. Helvey spoke by telephone with Mr. Knaepen to discuss the requested meeting with CTG executive management to discuss Cegeka’s intentions with respect to their operational roles post-closing.

Later on August 2, 2023, at the direction of the Board, representatives of Raymond James had a telephone conference with representatives of Stifel during which they communicated that the Board, while another bidder remained with a very competitive offer, was inclined to grant Cegeka a seven day exclusivity period if Cegeka increased its offer price to $10.75 per share. Later that day, representatives of Stifel called representatives of Raymond James and reported that $10.50 per share was Cegeka’s best and final offer and that the final offer was conditioned on meetings with CTG executive management and a seven day exclusivity period. Also on such day, Baker McKenzie sent DLA Piper a revised draft of the merger agreement.

On August 3, 2023, Mr. Helvey spoke by telephone with Mr. Knaepen regarding Cegeka’s request for exclusivity. Later that day, CTG and Cegeka entered into an exclusivity agreement to expire at 11:59 p.m., Eastern time, on August 8, 2023. At the Board’s direction, representatives of Raymond James contacted the investment bankers for Party E and communicated that CTG had entered into an exclusivity agreement with another party and disabled their access to the virtual data room.

On August 4, 2023, with the permission of the Board, Messrs. Knaepen, T. Knaepen (Cegeka board member), Verstraeten and Gofflo had meetings in New York City with Messrs. Gydé and Laubacker along with other members of the CTG executive management team, as a group and individually, to discuss Cegeka’s preliminary plans regarding roles for the executives in the combined company. The parties did not discuss post-closing compensation. Later that day, DLA Piper sent Baker McKenzie a revised draft of the merger agreement.

From August 4, 2023, to August 8, 2023, the parties negotiated the final deal points in the merger agreement along with the disclosure letter. The parties agreed to a break fee of 4.25% of the deal value in the event the merger agreement was terminated due to a superior proposal or intervening event or in certain other circumstances and resolved other deal points.

On August 8, 2023, the Board held a meeting by video conference attended by all of the directors, Mssrs. Laubacker and Radetich and representatives of each of Raymond James and Baker McKenzie. Mr. Helvey briefed the Board on the status of discussions with Cegeka. Representatives of Raymond James discussed with the Board the status of the proposed strategic transaction with Cegeka and an overview of certain terms of the draft merger agreement. Representatives of Raymond James noted that, during the two years preceding the date of Raymond James’s written opinion, Raymond James had not provided any investment banking or financial advisory services to CTG or Cegeka or either of its major shareholders (GIMV NV and Mr. Knaepen) for which Raymond James received any fees. Representatives of Raymond James also noted that it may provide investment banking, financial advisory and other financial services to the Company and/or Cegeka and/or its major shareholders or other participants in the proposed transaction in the future, for which Raymond James may receive compensation. Representatives of Raymond James then presented Raymond James’s financial analysis regarding the proposed transaction and rendered to the Board its oral opinion, subsequently confirmed in writing, to the effect that, as of August 8, 2023 and based upon and subject to the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken and other matters set forth therein, the offer price of $10.50 per share in cash to be received by the holders of common stock of the Company (other than treasury shares and shares held by subsidiaries of CTG, which will be cancelled at closing) was fair, from a financial point of view, to such holders. The representatives of Raymond James were then excused from the meeting.

After representatives of Raymond James departed the meeting, representatives of Baker McKenzie briefed the Board on the process for finalizing the documents to date and the process going forward towards closing, including CFIUS, Belgian merger control and Luxembourg CSSF clearances, as well as the projected timeline for signing of the definitive transaction agreements, consultation with works councils in Belgium and public announcement of the transaction. Baker McKenzie summarized the terms and conditions of the draft transaction documents, including the merger agreement, form of support agreements and the financing commitment letters received from each bidder to date. Baker McKenzie also reviewed its advice regarding the directors’ fiduciary duties in the context of a sale of control of the Company previously delivered in June 2023 remained unchanged and confirmed that its materials had again been received by the directors prior to the meeting.

Messrs. Laubacker and Radetich were excused from the meeting so the Board could meet in executive session. Baker McKenzie summarized the resolutions to be approved by the Board. The Board reviewed the revised draft of the merger agreement, disclosure letter, debt commitment letters and form of tender and support agreements and unanimously (i) determined that the terms of the merger agreement, the tender offer and the merger and the other transactions contemplated thereby were fair to and in the best interests of CTG and its shareholders, (ii) approved and declared advisable the merger agreement and the tender offer and the merger and the other transactions contemplated thereby, (iii) authorized CTG to enter into the merger agreement, and (iv) resolved to recommend that CTG’s shareholders tender their shares in response to Cegeka’s tender offer.

On August 8, 2023, CTG’s stock price closed at $8.00 per share. CTG and Cegeka worked through the night to finalize the merger agreement, disclosure letter and related transaction documents. After consultation with their respective works councils in Belgium in the morning of August 9, 2023, the parties signed the merger agreement prior to the opening of trading on NASDAQ and issued a press release announcing the execution of the merger agreement.

On August 23, 2023, Cegeka commenced the Offer and CTG filed this Schedule 14D-9.

Reasons for the Recommendation

The CTG Board, at a meeting held on August 8, 2023, unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, and in the best interest of, CTG and its shareholders; (ii) declared that it is advisable for CTG to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by CTG of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) agreed that the Merger would be effected under Section 905 of the NYBCL; and (v) resolved to recommend that CTG’s shareholders accept the Offer and tender their Shares pursuant to the Offer. The CTG Board consulted with the members of CTG’s senior management and representatives from Raymond James and Baker McKenzie at various times, and considered a number of reasons, including the following nonexhaustive list of material reasons (not in any relative order of importance) that the CTG Board believes support its unanimous determination and recommendation:

•

Business, Financial Condition and Prospects. The all-cash consideration of $10.50 per Share, taking into account the Board’s familiarity with the business, operations, prospects, competitive environment, strategic and short- and long-term operating plans, assets, liabilities and financial condition of the Company, is more favorable to the Company’s shareholders than the potential value that could reasonably be expected to be generated from the alternative of the Company continuing to operate independently and pursuing its current business and financial plans on a standalone basis, taking into account the execution risks associated with continued independence;

•

Implied Premium. The current and recent market prices of the Shares, including the market performance of the Shares relative to those of other participants in the Company’s industry and general market indices, and the fact that the Offer Price of $10.50 per Share represents a compelling premium to historical market prices of the Shares, including a 44.8% premium to the trailing 90-day volume weighted average stock price as of August 7, 2023;

•	Cash Consideration; Certainty of Value. The Company Board considered that the Offer Price and the Merger Consideration are all-cash, so that the proposed Transactions would provide certainty,

immediate value, and liquidity to the Company’s shareholders for their Shares, especially when viewed against any internal or external risks and uncertainties associated with the Company’s standalone strategy or the financial markets generally;

•

Tender Offer Structure; Timing of Completion. The anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 905 of the NYBCL and the potential for closing in a relatively short timeframe could reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption;

•

Strategic Alternatives. The belief of the Board, after a thorough review of possible strategic alternatives reasonably available to the Company (including continuing to operate on a standalone basis), in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing shareholder value;

•

Certain Management Projections. The Company’s operating and financial performance and its prospects, including the Management Projections (as defined below), which reflect an application of various assumptions of the Company’s senior management and consideration of the inherent uncertainty of achieving the Management Projections and that, as a result, the Company’s actual financial results in future periods could differ materially from the Management Projections; For further discussion, see “— Certain Financial Projections;” and

•

Raymond James Analysis and Opinion. The financial analysis reviewed by Raymond James with the Board on August 8, 2023, and its oral opinion (subsequently confirmed in writing) to the Board, dated August 8, 2023, with respect to the fairness, from a financial point of view, of the Offer Price of $10.50 per Share to be received by the holders of Shares (other than the Excluded Shares) in the Transactions pursuant to the Merger Agreement, as of August 8, 2023, based upon and subject to the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken by Raymond James in preparing its opinion, as further described in the section entitled “Opinion of CTG’s Financial Advisor.”

The CTG Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following (not in any relative order of importance):

•

Opportunity Costs. The fact that the Company will no longer exist as an independent public company and the Company’s shareholders will forego any future increase in its value as an independent public company that might result from its possible growth due to operational improvements, strategic initiatives or otherwise;

•

Potential Negative Impact on the Company’s Business. The possible negative effect of the Transactions and public announcement of the Transactions on the Company’s financial performance and operating results and the Company’s relationships with suppliers, vendors, other business partners, management and employees;

•

Interim Restrictions on Business Pending Completion of the Offer. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

•	Termination Fee. The fact that, upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay to Parent a termination fee in the amount of $7,225,000;

•	Litigation. The risk of litigation in connection with the Offer or the Merger;

•

Transaction Expenses. The substantial transaction expenses to be incurred and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed; and

•

Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as shareholders of the Company or the interests of the Company’s other shareholders generally; and

•

Regulatory Approval and Risks of Pending Actions. The risks associated with the need to make antitrust filings, and obtain antitrust consents and approvals in the U.S., and the possible requirement to make antitrust and regulatory filings and obtain antitrust and regulatory consents in Belgium and Luxembourg (as further described under the heading “Item 8. Additional Information — Regulatory Approvals”), as well as the fact that the obligation of Merger Sub to accept for payment and pay for Shares tendered pursuant to the Offer is subject to a condition that there be no pending legal proceeding by any governmental body challenging or seeking to prohibit the Offer or the Merger or to impose restrictions or limitations on the parties relating to their conduct of business or ownership of assets.

The foregoing discussion of the information and reasons considered by the CTG Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Offer and the Merger, the CTG Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the CTG Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.

Intent to Tender

To CTG’s knowledge, after making reasonable inquiry, all of CTG’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Financial Projections

While CTG has from time to time provided limited full-year financial guidance to investors, CTG’s management does not, as a matter of course, otherwise publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of the proposed transaction with Cegeka and other strategic alternatives, CTG’s senior management prepared certain non-public, unaudited prospective financial information for fiscal years 2020 through 2025 (the “Management Projections”). The Management Projections were provided to the CTG Board in considering, analyzing and evaluating the Offer and the Merger, as well as potential strategic alternatives for CTG. In addition, the Management Projections were provided to Raymond James and were relied upon by Raymond James in connection with the rendering of Raymond James’s opinion to the CTG Board and in performing the related financial analyses as described below under “— Opinion of CTG’s Financial Advisor” and were the only financial projections with respect to CTG used by Raymond James in performing such financial analyses.

CTG is summarizing the Management Projections in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was prepared for the CTG Board for purposes of considering and evaluating Cegeka’s proposal. CTG makes and has made no representation to Cegeka or Merger Sub, in the Merger Agreement or otherwise, concerning any projected financial information.

The Management Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to CTG’s management at the time the respective Management Projections were created.

Cautionary Note About the Management Projections

The Management Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that were inherently uncertain and many of which were beyond CTG’s control. The Management Projections reflect numerous estimates and assumptions made by CTG’s management, based on information available at the time the Management Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions and matters specific to CTG’s services, all of which were difficult to predict and many of which were beyond CTG’s control. As a result, there can be no assurance that the Management Projections accurately reflect future trends or accurately estimate the future market for CTG’s services. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Management Projections not being achieved include, but are not limited to, changes in demand for CTG’s services; the risk of additional outsourcing of IT solutions overseas to countries where CTG does not have operations; the growing use of lower-cost offshore delivery capabilities; changes in the economic climates in which CTG operates; CTG’s ability to keep pace with rapid and continuing changes in technology, industry standards, and client preferences; and requirements and other risk factors described in CTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. In addition, the Management Projections may be affected by CTG’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Management Projections cover multiple years and, by their nature, are unlikely to anticipate each circumstance that will have an effect on the commercial value of CTG’s services. Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those shown.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Management Projections. The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that CTG or any of its affiliates, advisors or representatives considered or consider the Management Projections to be predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. Neither CTG nor any of its affiliates assumes any responsibility for the accuracy of this information. Neither CTG nor any of its respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown to be in error. CTG does not intend to make publicly available any update or other revision to the Management Projections, except as otherwise required by law. Neither CTG nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of CTG compared to the information contained in the Management Projections. The Management Projections were prepared based on CTG’s continued operation as a stand-alone company and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Management Projections are subjective in many respects and are thus subject to interpretation. Please refer to “Item 8. Additional Information — Forward-Looking Statements” below.

The Management Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by CTG may not be comparable to similarly titled amounts used by other companies. In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not being included in this Schedule 14D-9 to influence any shareholder’s decision whether to tender his, her or its Shares in the Offer, but instead are being included because the Management Projections were provided to the CTG Board and to Raymond James to evaluate the Transactions. The Management

Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

CTG DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT FORECASTS ARE NO LONGER APPROPRIATE.

The preparation of the Management Projections was a complex process involving quantitative and qualitative judgments and determinations with respect to financial, comparative and other analytic methods and the adaptation and application of these methods to the unique facts and circumstances presented and are not readily susceptible to partial analysis or summary description. The Management Projections reflect judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the participants in the sale of CTG.

Management Projections

(Amounts in Thousands)

	Historical				Company Forecast
	2020	2021	2022	LTM 2Q ‘23A	2023 P	2024 P	2025 P
Total Revenue % Growth	$366,091 (7.1%)	$392,285 7.2%	$325,079 (17.1%)	$305,693 (6.0%)	$317,862 (2.2%)	$335,825 5.7%	$363,680 8.3%
Gross Profit % Margin	$76,958 21.0%	$86,450 22.0%	$80,077 24.6%	$80,863 26.5%	$90,156 28.4%	$98,221 29.2%	$109,008 30.0%
Contribution Profit % Margin	$40,232 11.0%	$46,318 11.8%	$44,288 13.6%	$42,744 14.0%	$49,006 15.4%	$53,779 16.0%	$59,340 16.3%
Operating Income % Margin	$9,130 2.5%	$12,742 3.2%	$11,076 3.4%	$5,696 1.9%	$14,861 4.7%	$17,434 5.2%	$21,340 5.9%
Adjusted EBITDA % Margin	$15,692 4.3%	$18,081 4.6%	$17,186 5.3%	$15,088 4.9%	$18,518 5.8%	$21,434 6.4%	$25,340 7.0%

Opinion of CTG’s Financial Advisor

At the August 8, 2023 meeting of the Board, representatives of Raymond James rendered Raymond James’s oral opinion, which was subsequently confirmed by delivery of a written opinion to the Board dated August 8, 2023, as to the fairness, as of such date, from a financial point of view, to the holders of the Company’s outstanding Shares (other than the Excluded Shares) of the Offer Price of $10.50 per Share to be received by such holders in the Transactions pursuant to the Merger Agreement, based upon and subject to the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken in connection with the preparation of its opinion. Based upon and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations upon the review undertaken by Raymond James in preparing its opinion, Raymond James confirmed that, as of the date of the Raymond James opinion, the Offer Price of $10.50 per Share to be received by the holders of Shares (other than holders of Excluded Shares) in the Transactions pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Raymond James is attached as Exhibit (a)(5)(A) to this Schedule 14D-9. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such written opinion. Holders of shares of common stock of the Company are urged to read this opinion in its entirety.

Raymond James provided its opinion for the information of the Board (in its capacity as such) in connection with, and for purposes of, its consideration of the Transactions and its opinion only addresses whether the Offer Price of $10.50 per Share to be received by the holders of Shares (other than the Excluded Shares) in the Transactions pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James does not address any other term or aspect of the Merger Agreement or the Transactions contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Board or to any holder of Shares as to how the Board, such shareholder or any other person should vote or otherwise act with respect to, or whether to tender Shares in connection with, the Transactions or any other matter, or whether to enter into a support agreement with Cegeka.

In connection with its review of the proposed Transactions and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft sent to Raymond James on August 7, 2023 of the Merger Agreement;

•

reviewed certain information related to the historical operation, condition and prospects of the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections prepared by the management of the Company (the “Projections”), as approved for Raymond James’s use by the Company;

•	reviewed the Company’s audited financial statements for fiscal years ended December 31, 2022 and December 31, 2021 and unaudited financial statements for the six month period ended June 30, 2022;

•	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

•	reviewed the financial and operating performance of the Company and those of other selected public companies that Raymond James deemed to be relevant;

•	considered certain publicly available financial terms of certain transactions that Raymond James deemed to be relevant;

•

reviewed the current and historical market prices and trading volume for the shares of common stock of the Company, and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate;

•

received a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and

•

discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry including, but not limited to, the past and current business operations of the Company and the financial condition and future prospects and operations of the Company.

With the Company’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with the Company’s consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best then-currently available estimates and judgments of management of the Company and Raymond James relied upon the Company to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James was authorized by the Company to rely on the Projections and Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based. Raymond James relied upon and assumed, without independent verification, that the final form of the Merger Agreement would be substantially similar to the draft of the Merger Agreement reviewed by Raymond James in all respects material to its analysis, and that the Transactions would be consummated in accordance with the terms of the Merger Agreement without waiver of or amendment to any of the conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct and that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the Transactions would be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory and other consents and approvals necessary for the consummation of the Transactions would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Transactions or the Company that would be material to its analyses or opinion.

Raymond James expressed no opinion as to the underlying business decision to effect the Transactions, the structure or tax consequences of the Transactions, or the availability or advisability of any alternatives to the Transactions. The Raymond James opinion is limited to the fairness, from a financial point of view, of the Offer Price or $10.50 per Share to be received by the holders of Shares (other than the Excluded Shares). Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of the Board to approve or consummate the Transactions. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, regulatory, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of the Company, on the fact that the Company was assisted by legal, accounting, and tax advisors, and, with the consent of the Company relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors, as to all legal, accounting, regulatory and tax matters with respect to the Company and the Transactions.

In formulating its opinion, Raymond James considered only the Offer Price of $10.50 per Share to be received by the holders of Shares, and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or such class of persons, in connection with the Transactions whether relative to the Offer Price of $10.50 per Share or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transactions to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the Transactions to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transactions amongst or within such classes or groups of security holders or other constituencies). Raymond James expressed no opinion as to the impact of the Transactions on the solvency or viability of the Company, Cegeka or any other party or the ability of the Company or Cegeka to pay its respective obligations when they come due.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the Board during its meeting on August 8, 2023. Unless the context indicates otherwise, the analyses relied upon the closing price of the common stock of the selected companies listed below as of August 7, 2023. Unless otherwise indicated, for each of the following analyses performed by Raymond James, financial and market data and earnings estimates for the selected companies were based on such companies’ filings with the SEC and certain publicly available research analyst estimates for those companies. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Raymond James, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Raymond James. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Raymond James. No company or transaction used in the analyses described below is identical or directly comparable to the Company, Cegeka or the contemplated Transactions.

Selected Companies Analysis. Raymond James analyzed the relative valuation multiples of six publicly-traded North American information technology staffing and solutions companies with market capitalizations below $1 billion that it deemed relevant and for which future financial estimates were publicly available, including:

•	Kelly Services, Inc.

•	Resources Connection, Inc.

•	Alithya Group inc.

•	BGSF, Inc.

•	RCM Technologies, Inc.

•	Mastech Digital, Inc.

Raymond James calculated various financial multiples for each company, including (i) enterprise value (market value plus debt, plus preferred stock, plus minority interests, less cash and equivalents) compared to earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted for one-time expenses, for the most recent actual twelve months results ended March 31, 2023, referred to as LTM, as well as to Wall Street research analysts’ projected adjusted EBITDA for the selected companies for calendar years ending December 31, 2023 and 2024, referred to as 2023E and 2024E, respectively. The estimates published by Wall Street research analysts were not prepared in connection with the Transactions or at the request of Raymond James and may or may not prove to be accurate. Raymond James reviewed the mean, median, 25% quartile and 75% quartile relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for the Company implied by the Offer Price of $10.50 per Share. The results of the selected public companies analysis are summarized below:

Enterprise Value / Adj. EBITDA
	LTM	2023E	2024E
Mean	6.6x	7.7x	5.4x
Median	6.5x	6.6x	5.6x
25% Quartile	5.1x	6.1x	5.1x
75% Quartile	7.6x	7.4x	5.9x
Offer Price	10.1x	8.2x	7.1x

Furthermore, Raymond James applied the mean, median, 25% quartile and 75% quartile relative valuation multiples for each of the metrics to the Company’s actual and projected financial results and determined the implied equity price per share of the shares and then compared those implied equity values per share to the Offer Price of $10.50 per Share. The results of this are summarized below:

		Implied Share Price
	LTM	2023E	2024E
Mean	$7.27	$ 9.91	$ 8.25
Median	$7.19	$ 8.67	$ 8.53
25% Quartile	$5.84	$ 8.03	$ 7.80
75% Quartile	$8.21	$ 9.54	$ 8.88
Offer Price	$10.50	$10.50	$10.50

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected announced acquisitions of information technology staffing and solutions companies with enterprise values under $500 million and prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions (and related month and year of announcement) used in the analysis included:

•	Acquisition of Datum Consulting Group, LLC by Alithya Group inc. (June, 2022)

•	Acquisition of PC Specialists, Inc. by Converge Technology Solutions Corp. (May, 2022)

•	Acquisition of Creative Breakthroughs, Inc. by Converge Technology Solutions Corp. (April, 2022)

•	Acquisition of Vitalyst, LLC by Alithya Group inc. (February, 2022)

•	Acquisition of Paragon Development Systems, Inc. by Converge Technology Solutions Corp. (January, 2022)

Raymond James examined valuation multiples of transaction enterprise value compared to the target companies’ adjusted EBITDA, in each case for twelve months ended prior to announcement of the transaction and the calendar year of the transaction, where such information was publicly available. Raymond James reviewed the mean, median, 25% quartile and 75% quartile relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for the Company implied by the Offer Price of $10.50 per Share. Furthermore, Raymond James applied the mean, median, 25% quartile and 75% quartile relative valuation multiples to the Company’s last twelve months adjusted EBITDA to determine the implied equity price per share and then compared those implied equity values per share to the Offer Price of $10.50 per Share. The results of the selected transactions analysis are summarized below:

	Enterprise Value / Adj. EBITDA	Implied Share Price
Mean	6.8x	$7.45
Median	6.4x	$7.08
25% Quartile	5.8x	$6.57
75% Quartile	7.6x	$8.16
Offer Price	10.1x	$10.50

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of the Company’s projected free cash flows for the calendar years ending December 31, 2023 through 2025 on a standalone basis. Raymond James used unlevered free cash flows, defined as earnings before interest, after taxes, plus depreciation, plus amortization, less capital expenditures, less investment in working capital, less stock-based compensation.

The discounted cash flow analysis was based on the Projections. Consistent with the periods included in the Projections, Raymond James used calendar year 2025 as the final year for the analysis and applied a range of multiples from 6.5x to 7.5x (which range was selected based on the professional judgment and experience of Raymond James), to calendar year 2025 adjusted EBITDA in order to derive a range of terminal values for the Company in 2025.

The projected unlevered free cash flows and terminal values were discounted using rates ranging from 11.1% to 13.1%, which reflected the weighted average after-tax cost of debt and equity capital associated with executing the Company’s business plan. The resulting range of present enterprise values was adjusted by the Company’s current capitalization and divided by the number of diluted shares outstanding in order to arrive at a range of present values per share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share implied by the Offer Price of $10.50 per Share. The results of the discounted cash flow analysis are summarized below:

Equity Value/ Per Share
Per Share
Minimum	$10.03
Maximum	$11.60
Offer Price	$10.50

Illustrative Trading Analysis. Solely for informational purposes, Raymond James analyzed historical closing prices of the Company common stock and compared them to the value of the proposed Offer Price of $10.50 per Share. The results of this analysis are summarized below:

	Price Per Share	Implied Premium
Offer price value	$10.50	—
Company closing stock price as of August 7, 2023	$8.23	28%
One day prior Company stock price as of August 7, 2023	$8.14	29%
One week prior Company stock price as of August 7, 2023	$7.91	33%
One month prior Company stock price as of August 7, 2023	$7.35	43%
52-week volume weighted average Company stock price as of August 7, 2023	$7.29	44%
52-week high Company stock price as of August 7, 2023	$8.39	25%

Additional Considerations. The preparation of an opinion regarding fairness is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all its analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of the Company.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by its analyses. Such analyses were provided to the Board (in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of the Shares (other than the Excluded Shares) of the Offer Price of $10.50 per Share to be received by such holders in connection with the proposed Transactions pursuant to the Merger Agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Board in making its determination to approve the Transactions. Neither Raymond James’s opinion nor the analyses described above should be viewed as determinative of the Board’s or the Company management’s views with respect to the Company, Cegeka or the Transactions. Raymond James provided advice to the Company with respect to the proposed transaction. Raymond James did not, however, recommend any specific amount of consideration to the Board or that any specific offer price constituted the only appropriate consideration for the Transactions. The Company placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on August 7, 2023, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

During the two years preceding the date of Raymond James’s written opinion, Raymond James had not provided any investment banking or financial advisory services to the Company or Cegeka for which Raymond James received any fees. Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or Cegeka or other participants in the Transactions in the future, for which Raymond James may receive compensation.

For services rendered in connection with the delivery of its opinion, the Company paid Raymond James retainers of $350,000 and an investment banking fee of $300,000 upon delivery of its opinion, both of which will be credited to the Transaction Fee (as defined below). The Company will also pay Raymond James a fee of approximately $4.8 million for advisory services in connection with the Transactions, contingent upon the closing of the Transactions (the “Transaction Fee”). The Company also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of the Company and Cegeka for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or Cegeka or other participants in the Transactions in the future, for which Raymond James may receive compensation.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Raymond James was engaged as financial advisor to the Company in connection with a potential strategic transaction involving the Company. Under the terms of its engagement, Raymond James provided the Company with financial advisory services and the Board with an opinion regarding fairness from a financial point of view, described under the section entitled “— Opinion of CTG’s Financial Advisor” and attached as Annex I, in connection with the offer and the Transactions, and the Company paid Raymond James retainers of $350,000 and an investment banking fee of $300,000 upon delivery of its opinion, both of which will be credited to the Transaction Fee. The Company has also agreed to pay Raymond James a fee of approximately $4.8 million for its services, which is contingent upon the closing of the Transactions. The Company has also agreed to reimburse Raymond James for its expenses, including reasonable and documented fees of outside counsel, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Raymond James and its affiliates, and its and their respective directors, officers, agents and employees and each other person, if any, controlling Raymond James or any of its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with litigation and other actions relating to Raymond James’s engagement.

Neither CTG nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to CTG’s shareholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of CTG, for which services no additional compensation will be paid.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than (i) the scheduled vesting of Company RSUs and Company PSUs and issuances by CTG with respect thereto, (ii) the scheduled vesting of Company Options and (iii) the grant of Company Options, Company RSUs and Company PSUs in the ordinary course, no transactions with respect to Shares have been effected by CTG or, to the knowledge of CTG after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, CTG is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of CTG’s securities by CTG, any of its subsidiaries, or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving CTG or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of CTG or any of its subsidiaries; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of CTG.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the CTG Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between CTG and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Golden Parachute Compensation

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of our current executive officers who were designated as “named executive officers” in the Annual Report on Form 10-K filed on March 15, 2023. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation that will or may be payable to our named executive officers. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described in this Schedule 14D-9 and in the footnotes to the table below. As a result, the actual amounts, if any, to be received by a named executive officer in connection with the Merger may differ materially from the amounts set forth below.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits that each of CTG’s named executive officers would receive, assuming that (i) the Effective Time occurs on September 21, 2023 (which is the assumed date solely for purposes of this golden parachute compensation disclosure); (ii) each of CTG’s named executive officers experiences a qualifying termination of employment at the Effective Time; (iii) the unvested Company Options, Company RSUs and Company PSUs outstanding as of August 9, 2023, will be cancelled in exchange for a cash payment equal to $10.50 per share (iv) no named executive officer receives any additional equity grants or retention awards on or prior to the Effective Time; and (v) no named executive officer enters into any new agreement with CTG or is otherwise legally entitled to additional compensation or benefits prior to the Effective Time.

	Golden Parachute Compensation
Name(1)	Cash ($)(2)	Equity ($)(3)	Pension/ NQDC ($)(4)	Perquisites/ Benefits ($)(5)	Tax Reimbursement ($)	Other ($)	Total ($)
Filip J.L. Gydé	3,667,005	2,192,504	—	202,281	—	—	6,061,790
John M. Laubacker	1,471,764	798,776	236,889	194,408	—	—	2,701,837
Thomas J. Niehaus	1,293,206	483,812	110,983	161,651	—	—	2,049,652
Peter P. Radetich	1,156,123	417,314	531,062	144,515	—	—	2,249,014
Robert Daelman	786,237	236,118	—	58,756	—	—	1,081,111
(1)

Each of the other named executive officers, except Mr. Gydé and Mr. Daelman, have entered into a change in control agreement with CTG. All change in control agreements contain double-trigger mechanisms. Pursuant to the terms of these agreements, certain executives are generally entitled to the following benefits in the event of a change in control (as defined in the agreements) and termination of employment within six (6) months before or 24 months after the date of the change in control: (a) immediate vesting of all stock-related awards granted under the 2020 Equity Award Plan, 2010 Equity Award Plan, the 2000 Equity Award Plan, or the 1991 Restricted Stock Plan; (b) immediate vesting and cash payout of any deferred compensation accruing pursuant to the Company’s Nonqualified Key Employee Deferred Compensation Plan; and (c) to the extent that the executive’s stock option rights are impeded or adversely affected by the resulting change in control (i.e., no comparable conversion options offered), an executive is entitled to an immediate lump sum payout of the built-in gain on all unexercised stock options, calculated as of the date of the change in control. Further, additional severance benefits apply in the event the executive’s employment is terminated for good reason by the executive or without cause by the Company within six (6) months before or 24 months after the date of change in control. These additional severance benefits include: a lump sum payment of two times the executive’s annual rate of salary, a lump sum payment of two times the executive’s average annual equity compensation payment (calculated from the preceding three years), a lump sum payout (in lieu of continued healthcare coverage) equal to 25% of current salary and highest annual equity compensation payment (from the preceding three years), indemnification coverage for a period of 60 months, a cash-out of equity-based compensation, and payout of any and all deferred compensation accruing up to the date of termination.

Neither Mr. Gydé nor Mr. Daelman have change in control agreements and Belgian law does not provide for payments upon a change in control. So long as their compensation, duties and responsibilities are not reduced as a result of a change in control, a change in control alone would not trigger any payments to Mr. Daelman or Mr. Gydé (other than with respect to Mr. Gydé’s equity awards). If Mr. Daelman’s or Mr. Gydé’s employment were terminated or constructively terminated in connection with a change in control, however, they would be entitled to notice or the termination indemnity described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between CTG and its Executive Officers, Directors and Affiliates — Severance Plan.”

(2)

The amounts reported in this column represent the cash severance amounts payable to the executive officers, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between CTG and its Executive Officers, Directors and Affiliates — Severance Plan.” assuming the NEO incurred a Qualifying Termination as of September 18, 2023. Cash severance is comprised of (a) in the case of Mr. Gydé and Mr. Daelman, cash payment determined under the scheme of article 68 of the Belgian Law of December 26, 2013 or termination indemnity determined pursuant to Belgian law and based on the duration of Mr. Gydé’s employment with the Company and the amount of his gross annual compensation package; and (b) in the case of Mr. Laubacker, Mr. Niehaus and Mr. Radetich (in the event the executive’s employment is terminated for good reason by the executive or without cause by the Company within six (6) months before or twenty-four (24) months after the date of change in control), a lump sum payment of two times the executive’s annual rate of salary and a lump sum payment of two times the executive’s average annual equity compensation payment (calculated from the preceding three years). The amounts in this column are considered “double-trigger.”

For additional disclosure related to the amounts disclosed, see the sections above titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between CTG and its Executive Officers, Directors and Affiliates — Severance Plan.”

The following table breaks down the amounts in this column by types of payment:

Name	Base Salary ($)	Average Incentive ($)	Total Change in Control Payment ($)
Filip J.L. Gydé	685,000	—	3,667,005
John M. Laubacker	430,000	305,882	1,471,764
Thomas J. Niehaus	360,000	286,603	1,293,206
Peter P. Radetich	310,000	268,062	1,156,123
Robert Daelman	359,900	—	786,237

(3)

In the event of a termination of Mr. Gydé’s employment, his equity awards would be subject to the terms of the 2020 and 2010 Equity Award Plans. In connection with his promotion to Chief Executive Officer, Mr. Gydé’s stock option and restricted stock awards granted under the Company’s 2020 and 2010 Equity Award Plans were amended pursuant to a letter agreement in May 2019 (the “Letter Agreement”) to provide for immediate vesting in the event his employment is terminated for any reason other than for cause, death or disability within 6 months before or 24 months after a change in control. Pursuant to the Letter Agreement, upon a termination of his employment for any reason other than for cause, death or disability within 6 months before or 24 months after a change in control, Mr. Gydé would immediately become fully vested in any stock option or restricted stock awards previously granted.

Each of the other named executive officers, except Mr. Gydé and Mr. Daelman, have entered into a change in control agreement with CTG. All of the change in control agreements contain double trigger mechanisms. Pursuant to the terms of these agreements, executives are generally entitled to the following benefits in the event of a change in control (as defined in the agreements) and termination of employment within six (6) months before or 24 months after the date of change in control: (a) immediate vesting of all stock-related awards granted under the 2020 Equity Award Plan, 2010 Equity Award Plan, the 2000 Equity Award Plan, or the 1991 Restricted Stock Plan; (b) immediate vesting and cash payout of any deferred compensation accruing pursuant to the Company’s Nonqualified Key Employee Deferred Compensation Plan; and (c) to the extent that the executive’s stock option rights are impeded or adversely affected by the resulting change in control (i.e., no comparable conversion options offered), an executive is entitled to an immediate lump sum payout of the built-in gain on all unexercised stock options, calculated as of the date of the change in control.

The following table breaks down the amounts in this column by types of Company equity award:

Name	Unvested Company Stock Options	Company RSUs	Company PSUs
Filip J.L. Gydé	$279,887	$513,219	$1,399,398
John M. Laubacker	$98,552	$183,057	$517,167
Thomas J. Niehaus	$60,084	$111,290	$312,438
Peter P. Radetich	$49,604	$93,891	$273,819
Robert Daelman	$23,997	$140,007	$72,114

(4)

On February 2, 1995, the Compensation Committee approved the creation of a Nonqualified Key Employee Deferred Compensation Plan (“Deferred Compensation Plan”). Participants in the Deferred Compensation Plan are eligible to elect to defer a percentage of their annual cash compensation. Plan participants have a 100% non-forfeitable right to the value of their corporate contribution account after the fifth anniversary of employment with the Company. If a participant terminates employment due to death, disability, retirement at age 65, or upon the occurrence of a Change in Control Event (as defined in the Deferred Compensation Plan), the participant or his or her estate will be entitled to receive the benefits accrued for the participant as of the date of such event. The Company contributions will be forfeited in the event a participant incurs a separation from service for cause. Participants are 100% vested in their own contributions. For the executive officers who have change in control agreements, which contain double trigger mechanisms, the executives are generally entitled to the immediate vesting and cash payout of any deferred compensation accruing pursuant to the Deferred Compensation Plan.
(5)

For Mr. Niehaus and Mr. Radetich, the amounts in this column represent the estimated value of a lump sum payout (in lieu of continued healthcare coverage) equal to 25% of current salary and average annual equity compensation payment (from the preceding three years). Mr. Laubacker would receive a lump sum payout equal to 25% of current salary and highest annual equity compensation payment (from the preceding three years). The amounts in this column for Mr. Gydé and Mr. Daelman are determined pursuant to Belgian law. The amounts in this column are considered “double-trigger” as they will only be payable in the event of a qualifying termination of employment following the Effective Time.

Vote Required to Approve the Merger

The CTG Board has approved the Offer, the Merger, the Merger Agreement and other transactions contemplated in or by the Merger Agreement in accordance with Section 905 of the NYBCL. If the Offer is consummated, CTG does not anticipate seeking the approval of CTG’s remaining public shareholders before effecting the Merger. Section 905 of the NYBCL provides that any domestic corporation owning at least ninety percent of the outstanding shares of each class of another domestic corporation or corporations may either merge such other corporation or corporations into itself without the authorization of the shareholders of any such corporation or merge itself and one or more of such other corporations into one of such other corporations with the authorization of the parent corporation’s shareholders in accordance with paragraph (a) of Section 903. If the Merger is consummated in accordance with Section 905 of the NYBCL as contemplated, no vote of CTG’s shareholders or any holder of Shares is necessary to authorize to consummate the Transactions. Accordingly, if the Offer is consummated, CTG, Cegeka and Merger Sub intend to effect the closing of the Merger without a vote of the shareholders of CTG in accordance with Section 905 of the NYBCL.

Anti-Takeover Statutes

New York

CTG is incorporated under the laws of the State of New York. Section 912 of the NYBCL generally provides that a New York corporation may not engage in a business combination with an interested shareholder for a period of five years following the interested shareholder’s becoming such. Such a business combination would be permitted where it is approved by the board of directors before the interested shareholder’s becoming such. Covered business combinations include certain mergers and consolidations, dispositions of assets or stock, plans for liquidation or dissolution, reclassifications of securities, recapitalizations and similar transactions. An interested shareholder is generally a shareholder owning at least 20% of a corporation’s outstanding voting stock.

In addition, New York corporations may not engage at any time with any interested shareholder in a business combination other than: (i) a business combination approved by the board of directors of such corporation prior to such interested shareholder’s stock acquisition date, or where the purchase of stock made by such interested shareholder on such interested shareholder’s stock acquisition date had been approved by the board of directors of such corporation prior to such interested shareholder’s stock acquisition date; (ii) a business combination approved by the affirmative vote of the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder or any affiliate or associate of such interested shareholder at a meeting called for such purpose no earlier than five years after such interested shareholder’s stock acquisition date; or (iii) a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share that is paid by the interested shareholder and that meets certain other requirements.

In accordance with the provisions of Section 912 of the NYBCL, the CTG Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in

“Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 912 of the NYBCL are inapplicable to the Offer, the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available to shareholders of CTG in connection with the Offer. However, if the Offer is completed and the Merger is consummated, the holders of record of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) who are entitled to appraisal rights under Section 623 of the NYBCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 623 of the NYBCL and (iii) have neither effectively withdrawn nor lost their rights to such appraisal and payment under the NYBCL, shall be entitled to only such consideration as shall be determined pursuant to Section 910 of the NYBCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the NYBCL and is qualified in its entirety by the full text of Section 623 of the NYBCL, which is attached to this Schedule 14D-9 as Annex II and is incorporated by reference herein. All references in Section 623 of the NYBCL and in this summary to a “shareholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted.

Dissenting shareholders who perfect such rights by complying with the procedures set forth in Sections 623 of the NYBCL will be entitled to a judicial determination and payment of the “fair value” of their Shares as of the close of business on the day prior to the date of shareholder authorization of the Merger, together with interest thereon, at such rate as the court finds equitable, from the date the Merger is consummated until the day of payment. The value determined in any appraisal proceeding could be the same, more or less than the purchase price per Share in the Offer or the consideration in the Merger.

Under Sections 623 of the NYBCL, within ten (10) days after the shareholders’ authorization date, a corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 623 OF THE NYBCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 623 OF THE NYBCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

Shareholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•

file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares if the action is taken; and

•

within twenty days after receiving notice from CTG, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares.

Any shareholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the shareholder of record. The demand should set forth, fully and correctly, the record shareholder’s name as it appears on the stock certificate(s). The demand must reasonably inform CTG of the identity of the shareholder and state that the shareholder intends to demand appraisal of his, her or its Shares.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of CTG, please see CTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 15, 2023, and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the SEC on August 9, 2023.

Legal Proceedings

Lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Regulatory Approvals

Antitrust in the United States

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations promulgated thereunder, certain transactions may not be consummated until specified information and documentary material have been furnished to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, and certain waiting period requirements have been satisfied. The requirements of the HSR Act do not apply to either the acquisition of Shares in the Offer or to the Merger because the acquisition of CTG’s non-US entities and assets is exempt and Parent has determined, in good faith, that the fair market value of the CTG’s U.S. entities and assets is below the applicable reportability threshold.

Committee on Foreign Investment in the United States (CFIUS)

As a condition to close, Cegeka and CTG agreed to obtain CFIUS approval. Each of the Parties will use their respective reasonable best efforts to: (i) as soon as practicable, and not later than fifteen (15) business days after the date of the Merger Agreement, unless otherwise agreed by the Parties in writing, file a joint voluntary notice with respect to the Transactions prepared by the Parties and submitted to CFIUS in accordance with the requirements of the Defense Production Act of 1950, as amended and codified at 50 U.S.C. § 4565 (the “DPA”) (“CFIUS Notice”); (ii) promptly (and not later than five (5) business days, unless otherwise agreed by the Parties in writing) file a final CFIUS Notice in accordance with the DPA after receipt of comments from CFIUS to the draft CFIUS Notice or confirmation by CFIUS that it has no comments to the draft CFIUS Notice; (iii) promptly and, in all events consistent with any deadline imposed by CFIUS or pursuant to other applicable legal requirements, comply with any request received by it from any Governmental Body for any certification, additional information, documents or other materials in respect of such CFIUS Notice; (iv) undertake reasonable efforts to cooperate in all respects with each other in connection with the drafting and filing of the draft and final CFIUS Notice and in providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the Transactions within the timeframes set forth in the DPA; (v) promptly inform each other of any material communication with CFIUS; and (vi) permit each other to review any communication by the other, and consult with the other in advance of any planned meeting or conference, with CFIUS, and, to the extent permitted by CFIUS, grant each other the opportunity to attend and participate in any such planned meeting or conference, provided that neither Cegak nor CTG shall be obligated to disclose to the other any communication to CFIUS that Cegeka or CTG considers to be proprietary or confidential or that would violate any applicable legal requirements.

Foreign Regulatory Filings in Luxembourg and Belgium

Luxembourg Supervision Commission of the Financial Sector. The acquisition of Shares pursuant to the Offer is subject to the approval of the Luxembourg Supervision Commission of the Financial Sector (“CSSF”). One of CTG’s subsidiaries, CTG Luxembourg PSF S.A., is registered with CSSF as a Support PFS (professional of the financial sector) and is thus a regulated entity under the Law of 5 April 1993 on the financial sector, as amended (“Financial Sector Law”). According to the Financial Sector Law, any proposed acquirer who has decided to either: (i) acquire, directly or indirectly a qualifying holding (i.e. an undertaking which represents 10% or more of the capital or of the voting rights) in a Support PFS, or (ii) to further increase, directly or indirectly such qualifying holding as a result of which the proportion of the voting rights or of the capital held would reach or exceed 20%, 33 1/3% or 50% or so that the Support PFS would become such person’s subsidiary, is required to first notify in writing such decision to the CSSF and is required to indicate the size of the intended holding and relevant information required by the CSSF under the Financial Sector Law. The CSSF has a maximum of three (3) months from the date of receipt of the notification to carry out the assessment and oppose to the envisaged acquisition.

Belgian Competition Authority. The acquisition of Shares pursuant to the Offer is subject to the approval of the Belgian Competition Authority (“BCA”) as the parties’ turnover in Belgium exceeds the relevant turnover thresholds in accordance with the Belgian Act on Economic Law (Book IV) (“Act”). According to this Act, any proposed acquisition of control over another company must be notified to the BCA if the relevant turnover thresholds are exceeded (i.e. when the parties have achieved in Belgium, in the previous financial year, a turnover of at least EUR 40 million individually and EUR 100 million combined). The procedure is suspensory in nature and the transaction can thus not be implemented until approval has been obtained from the BCA. From formal notification, the BCA has a review period of 15 working days in case of a simplified procedure, and 40 working days in case of a standard procedure. This review period can be extended by the BCA.

CTG is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings with CFIUS, CSSF and BCA that would be required for Cegeka’s or Merger Sub’s acquisition or ownership of Shares.

Forward-Looking Statements

This Schedule 14D-9 contains statements that constitute “forward looking statements,” including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, including statements regarding the proposed acquisition of CTG by Cegeka (the “Proposed Acquisition”), in contrast with statements that reflect historical facts. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to Cegeka and CTG. However, these forward-looking statements are not a guarantee of performance, and you should not place undue reliance on such statements.

Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including, but not limited to, the ability of the parties to satisfy the closing conditions for the Proposed Acquisition on a timely basis or at all, including the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Acquisition; statements about the expected timetable for completing the Proposed Acquisition; uncertainties as to how many of CTG’s shareholders will tender their shares in the offer; the possibility that competing offers will be made; the occurrence of events that may give rise to a right of one or both of Cegeka and CTG to terminate the Merger Agreement; negative effects of the announcement of the Proposed Acquisition on the market price of CTG’s common stock and/or on its business, financial condition, results of operations and financial performance (including the ability of CTG to maintain relationships with its customers, suppliers and others with whom it does business); the effects of the Proposed Acquisition (or the announcement thereof) on CTG’s ability to retain and hire qualified professional staff and talent, including technical, sales and management personnel; competition for clients; the increased bargaining power of CTG’s large clients; the occurrence of cyber incidents and CTG’s ability to protect confidential client data; the partial or complete loss of the revenue CTG generates from its largest client, International Business Machines Corporation (IBM); the uncertainty of CTG’s clients’ implementations of cost reduction projects; the mix of work at CTG between IT Solutions and Services and Non-Strategic Technology Services, and the risk of disengaging from Non-Strategic Technology Services; currency exchange risks; risks associated with CTG’s domestic and foreign operations, including uncertainty and business interruptions resulting from political changes and actions in the U.S. and abroad, such as the conflict between Russian and Ukraine and recent developments in China, and volatility in the global credit and financial markets and economy; renegotiations, nullification, or breaches of contracts with clients, vendors, subcontractors or other parties; the impact of current and future laws and government regulations, as well as repeal or modification of such, affecting the IT solutions and services industry, taxes and CTG’s operations in particular; industry, economic, and political conditions, including fluctuations in demand for IT services; and consolidation among CTG’s competitors or clients. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the control of Cegeka and CTG and could cause actual results to differ materially. The forward-looking statements included in this filing are made only as of the date hereof. Cegeka and CTG do not undertake, and specifically decline, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

A further description of risks and uncertainties relating to CTG can be found in CTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC, and in other documents filed from time to time with the SEC by CTG and available at www.sec.gov and www.ctg.com.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 23, 2023 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in The New York Times on August 23, 2023 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Computer Task Group, Incorporated Amended and Restated First Employee Stock Purchase Plan Instruction Form (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(H)	Joint Press Release issued by Cegeka Groep NV and Computer Task Group, Incorporated on August 9, 2023 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Cegeka and the Schedule 14D-9C filed by CTG with the SEC on August 9, 2023).

(a)(5)(A)*	Opinion of Raymond James & Associates, Inc., dated August 8, 2023 (included as Annex I to this Schedule 14D-9).

(a)(5)(B)	Computer Task Group, Incorporated Employee and Customer FAQs, dated August 9, 2023 (incorporated herein by reference to Exhibit 99.2 to the Schedule 14D-9C filed by CTG with the SEC on August 9, 2023).

(a)(5)(C)	Email from Filip J.L. Gydé, the President & Chief Executive Officer of Computer Task Group, Incorporated, to all employees, first used on August 9, 2023 (incorporated herein by reference to Exhibit 99.3 to the Schedule 14D-9C filed by CTG with the SEC on August 9, 2023).

(a)(5)(D)	Computer Task Group, Incorporated All Hands Call Script / Talking Points Presentation, first used on August 9, 2023 (incorporated herein by reference to Exhibit 99.4 to the Schedule 14D-9C filed by CTG with the SEC on August 9, 2023).

(a)(5)(E)	Computer Task Group, Incorporated Email to Clients, dated August 9, 2023 (incorporated herein by reference to Exhibit 99.5 to the Schedule 14D-9C filed by CTG with the SEC on August 9, 2023).

(a)(5)(F)	Computer Task Group, Incorporated Email to Business Partners, dated August 9, 2023 (incorporated herein by reference to Exhibit 99.6 to the Schedule 14D-9C filed by CTG with the SEC on August 9, 2023).

(a)(5)(G)	Form of Computer Task Group, Incorporated Holding Statement (incorporated herein by reference to Exhibit 99.7 to the Schedule 14D-9C filed by CTG with the SEC on August 9, 2023).

(a)(5)(H)	Computer Task Group, Incorporated Investor Courtesy Note, dated August 9, 2023 (incorporated herein by reference to Exhibit 99.8 to the Schedule 14D-9C filed by CTG with the SEC on August 9, 2023).

(a)(5)(I)	Employee Q&A issued by Cegeka Groep NV on August 9, 2023 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Cegeka with the SEC on August 9, 2023).

(a)(5)(J)	Email from CEO of Cegeka Groep NV to Employees of Cegeka Groep NV, dated August 9, 2023 (incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by Cegeka with the SEC on August 9, 2023).

(a)(5)(K)	Cegeka Groep NV Form of Holding Statement (incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by Cegeka with the SEC on August 9, 2023).

(a)(5)(L)	Cegeka Groep NV Social Media Post (incorporated herein by reference to Exhibit 99.5 to the Schedule TO-C filed by Cegeka with the SEC on August 9, 2023).

(e)(1)	Agreement and Plan of Merger, dated as of August 9, 2023, by and among Computer Task Group, Incorporated, Cegeka Groep NV, and Chicago Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by CTG with the SEC on August 9, 2023).

(e)(2)	Tender and Support Agreement, dated August 9, 2023, among Cegeka Groep NV and the directors and certain executive officers of Computer Task Group, Incorporated named therein (incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed by CTG with the SEC on August 9, 2023).

(e)(3)	Nondisclosure Agreement, effective November 4, 2022, by and between Cegeka Groep NV and Computer Task Group, Incorporated (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

(e)(4)	Computer Task Group, Incorporated First Employee Stock Purchase Plan, Amended and Restated as of September 16, 2021 (incorporated herein by reference to Exhibit 10.6 to the Form 10-K filed by CTG with the SEC on March 15, 2023).

(e)(5)	Employment Agreement, dated March 12, 2020, between Computer Task Group, Incorporated and John M. Laubacker (incorporated herein by reference to Exhibit 10.5 to the Form 10-K filed by CTG with the SEC on March 15, 2023).

(e)(6)	Employment Agreement, dated March 1, 2019, between Computer Task Group, Incorporated, Computer Task Group Belgium NV and Filip J.L. Gydé (incorporated herein by reference to Exhibit 10.12 to the Form 10-K filed by CTG with the SEC on March 15, 2023).

(e)(7)	Annex to Employment Agreement dated March 1, 2019, between Computer Task Group, Incorporated, Computer Task Group Belgium NV and Filip J.L. Gydé (incorporated herein by reference to Exhibit 10.13 to the Form 10-K filed by CTG with the SEC on March 15, 2023).

(e)(8)	Computer Task Group, Incorporated Indemnification Agreement (Directors) (incorporated herein by reference to Exhibit 10.9 to the Form 10-K filed by CTG with the SEC on March 15, 2023).

(e)(9)	Computer Task Group, Incorporated Indemnification Agreement (Executive Officers) (incorporated herein by reference to Exhibit 10.10 to the Form 10-K filed by CTG with the SEC on March 15, 2023).

(e)(10)	Computer Task Group, Incorporated 2020 Equity Award Plan (incorporated herein by reference to Appendix A to the proxy statement dated September 17, 2020 filed by CTG with the SEC on August 13, 2022).

(e)(11)	Computer Task Group, Incorporated 2000 Equity Award Plan (incorporated herein by reference to Exhibit 10.3 to the Form 10-K filed by CTG with the SEC on March 15, 2019).

(e)(12)	Computer Task Group, Incorporated 1991 Restricted Stock Plan (incorporated herein by reference to Exhibit 10.2 to the Form 10-K filed by CTG with the SEC on March 15, 2019).

(e)(13)	Restated Computer Task Group, Incorporated 2010 Equity Award Plan (incorporated herein by reference to Exhibit 10.7 to the Form 10-K filed by CTG with the SEC on March 15, 2023).

(e)(14)	Form of Officer Change in Control Agreement (incorporated herein by reference to Exhibit 10.11 to the Form 10-K filed by CTG with the SEC on March 15, 2023).

(e)(15)	Computer Task Group, Incorporated Non-Qualified Key Employee Deferred Compensation Plan 2007 Restatement (incorporated herein by reference to Exhibit 10.1 to the Form 10-K filed by CTG with the SEC on March 15, 2023).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2023

COMPUTER TASK GROUP, INCORPORATED

By:	/s/ Filip J.L. Gydé
Name:	Filip J.L. Gydé
Title:	Chief Executive Officer

Annex I

Opinion of Raymond James

August 8, 2023

Board of Directors

Computer Task Group, Incorporated

800 Delaware Avenue

Buffalo, NY 14209

Members of the Board of Directors:

We understand that Cegeka Groep NV (the “Parent”), Chicago Merger Sub, Inc., a wholly-owned subsidiary of the Parent (“Merger Sub”), and Computer Task Group, Incorporated (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, (a) the Parent will cause Merger Sub to commence a tender offer (the “Offer”) to acquire all of the outstanding or outstanding shares of common stock, $0.01 par value per share, of the Company (the “Company Common Stock”), other than the Excluded Shares (as defined below), for $10.50 net to the seller in cash (the “Offer Price”), and (b) as soon as practicable following consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and that, in connection with the Merger, (i) each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than Excluded Shares and Dissenting Shares (as defined below)), will be converted into the right to receive an amount equal to the Offer Price (the “Merger Consideration”), subject to certain adjustments as provided for in the Agreement (as to which adjustments we express no opinion), and (ii) the Company will become a wholly owned subsidiary of the Parent and continue as the surviving corporation. “Excluded Shares” shall be defined as shares of stock of the Company held by the Company (or held in the Company’s treasury), the Parent, Merger Sub, or any other direct or indirect wholly owned subsidiary of the Parent. Dissenting Shares shall mean shares of Company Common Stock outstanding immediately prior to the effective time of the Merger held by holders who are entitled to appraisal rights and have properly exercised and perfected their demands for such rights. The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (this “Opinion”) to the Board as to whether, as of the date hereof, the Merger Consideration to be received by the holders of the Company Common Stock (other than holders of Excluded Shares) in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft sent to us on August 7, 2023 of the Agreement and Plan of Merger to be dated August 9, 2023 (the “Agreement”);

2.

reviewed certain information related to the historical, current and future operation, condition and prospects of the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections for the Company prepared by the management of the Company (the “Projections”);

3.	reviewed the Company’s audited financial statements for fiscal years ended December 31, 2022 and 2021 and unaudited financial statements for the six month period ended June 30, 2023;

4.	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

Board of Directors

Computer Task Group, Incorporated

August 8, 2023

5.	reviewed the financial and operating performance of the Company and those of other public companies we deem to be relevant;

6.	considered certain publicly available financial terms of certain transactions we deem to be relevant;

7.

reviewed the current and historical market prices and trading volume for the Company Common Stock, and the current market prices of the publicly traded securities of certain other companies we deem to be relevant;

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

9.

received a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and

10.

discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry including, but not limited to, the past and current business operations of the Company and the financial condition and future prospects and operations of the Company.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

This Opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of August 7, 2023 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most

Board of Directors

Computer Task Group, Incorporated

August 8, 2023

recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Board with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. This Opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of the Company Common Stock (other than holders of Excluded Shares).

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting, regulatory or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting, regulatory and tax matters with respect to the Company and the Transaction.

In formulating this Opinion, we have considered only what we understand to be the consideration to be received by the holders of Company Common Stock (other than holders of Excluded Shares) as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the Merger Consideration or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or the Parent or the ability of the Company or the Parent to pay their respective obligations when they come due.

The delivery of this Opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Transaction (the “Transaction Fee”). Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein, but is creditable against the Transaction Fee. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in

Board of Directors

Computer Task Group, Incorporated

August 8, 2023

such securities. Other than this engagement, Raymond James has not provided underwriting, investment banking, financial advisory or lending services to the Company or the Parent in the previous two years for which it has been paid any fees. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or the Parent or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the members of the Board (in each director’s capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to the Board or any shareholder of the Company regarding how such person should act or vote with respect to, or whether to tender shares in connection with, the proposed Transaction, or any other matter, or whether to enter into a support agreement with respect to the proposed Transaction. This Opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a Schedule 14D-9 used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of the Company Common Stock (other than holders of Excluded Shares) in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Raymond James & Associates, Inc.

RAYMOND JAMES & ASSOCIATES, INC.

Annex II

Section 623 of the New York Business Corporation Law

§ 623. Procedure to enforce shareholder’s right to receive payment for shares.

(a)

A shareholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of shareholders without a meeting.

(b)

Within ten days after the shareholders’ authorization date, which term as used in this section means the date on which the shareholders’ vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares.

(c)

Within twenty days after the giving of notice to him, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a mergerunder section 905 (Merger of subsidiary corporation) or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations) or from a share exchange under paragraph (g) of section 913 (Share exchanges) shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or exchange or an outline of the material features thereof under section 905 or 913.

(d)

A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary.

(e)

Upon consummation of the corporate action, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares and any other rights under this section. A notice of election may be withdrawn by the shareholder at any time prior to his acceptance in writing of an offer made by the corporation, as provided in paragraph (g), but in no case later than sixty days from the date of consummation of the corporate action except that if the corporation fails to make a timely offer, as provided in paragraph (g), the time for withdrawing a notice of election shall be extended until sixty days from the date an offer is made. Upon expiration of such time, withdrawal of a notice of election shall require the written consent of the corporation. In order to be effective, withdrawal of a notice of election must be accompanied by the return to the corporation of any advance payment made to the shareholder as provided in paragraph (g). If a notice of election is withdrawn, or the corporate action is rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenters’ rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a shareholder as of the consummation of the corporate action, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

(f)

At the time of filing the notice of election to dissent or within one month thereafter the shareholder of shares represented by certificates shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the shareholder or other person who submitted them on his behalf. Any shareholder of shares represented by certificates who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter’s rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder of the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting shareholder had at the time of transfer.

(g)

Within fifteen days after the expiration of the period within which shareholders may file their notices of election to dissent, or within fifteen days after the proposed corporate action is consummated, whichever is later (but in no case later than ninety days from the shareholders’ authorization date), the corporation or, in the case of a merger or consolidation, the surviving or new corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the corporate action has been consummated, such offer shall also be accompanied by (1) advance payment to each such shareholder who has submitted the certificates representing his shares to the corporation, as provided in paragraph (f), of an amount equal to eighty percent of the amount of such offer, or (2) as to each shareholder who has not yet submitted his certificates a statement that advance payment to him of an amount equal to eighty percent of the amount of such offer will be made by the corporation promptly upon submission of his certificates. If the corporate action has not been consummated at the time of the making of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the corporate action. Every advance payment or statement as to advance payment shall include advice to the shareholder to the effect that acceptance of such payment does not constitute a waiver of any dissenters’ rights. If the corporate action has not been consummated upon the expiration of the ninety day period after the shareholders’ authorization date, the offer may be conditioned upon the consummation of such action. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting shareholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. Notwithstanding the foregoing, the corporation shall not be required to furnish a balance sheet or profit and loss statement or statements to any shareholder to whom such balance sheet or profit and loss statement or statements were previously furnished, nor if in connection with obtaining the shareholders’ authorization for or consent to the proposed corporate action the shareholders were furnished with a proxy or information statement, which included financial statements, pursuant to Regulation 14A or Regulation 14C of the United States Securities and Exchange Commission. If within thirty days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer or the consummation of the proposed corporate action, whichever is later, upon the surrender of the certificates for any such shares represented by certificates.

(h)

The following procedure shall apply if the corporation fails to make such offer within such period of fifteen days, or if it makes the offer and any dissenting shareholder or shareholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

(1) The corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district inwhich the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger or consolidation, the surviving or new corporation is a foreign corporation without an office in this state, such proceeding shall be brought in the county where the office of the domestic corporation, whose shares are to be valued, was located.

(2) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter’s rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

(3) All dissenting shareholders, excepting those who, as provided in paragraph (g), have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, whichshall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting shareholder who is a resident of this state in themanner provided by law for the service of a summons, and upon each nonresident dissenting shareholder either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

(4) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation doesnot request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholders’ authorization date. In fixing the fair value of the shares, the court shall consider the nature of the transaction giving rise to the shareholder’s right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. Upon application by the corporation or by any shareholder who is a party to the proceeding, the court may, in its discretion, permit pretrial disclosure, including, but not limited to, disclosure of any expert’s reports relating to the fair value of the shares whether or not intended for use at the trial in the proceeding and notwithstanding subdivision (d) of section 3101 of the civil practice law and rules.

(5) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

(6) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the date the corporate action was consummated to the date of payment. In determining the rateof interest, the court shall consider all relevant factors, including the rate of interest which the corporation would have had to pay to borrow money during the pendency of the proceeding. If the court finds that the refusal of any shareholder to accept the corporate offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

(7) Each party to such proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and of any experts employed by it. Notwithstanding the foregoing, the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by the corporation against any or all of the dissenting shareholders who are parties to the proceeding, including any who have withdrawn their notices of election as provided in paragraph (e), if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. The court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against the corporation if the court finds any of the following: (A) that the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay; (B) that no offer or required advance payment was made by the corporation; (C) that the corporation failed to institute the special proceeding within the period specified therefor; or (D) that the action of the corporation in complying with its obligations as provided in this section was arbitrary, vexatious or otherwise not in good faith. In making any determination as provided in clause (A), the court may consider the dollar amount or the percentage, or both, by which the fair value of the shares as determined exceeds the corporate offer.

(8) Within sixty days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificates for any such shares represented by certificates.

(i)

Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be cancelled as provided in section 515 (Reacquired shares), except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

(j)

No payment shall be made to a dissenting shareholder under this section at a time when the corporation is insolvent or when such payment would make it insolvent. In such event, the dissenting shareholder shall, at his option:

(1) Withdraw his notice of election, which shall in such event be deemed withdrawn with the written consent of the corporation; or

(2) Retain his status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the non-dissenting shareholders, and if it is not liquidated, retain his right to be paid for his shares, which right the corporation shall be obliged to satisfy when the restrictions of this paragraph do not apply.

(3) The dissenting shareholder shall exercise such option under subparagraph (1) or (2) by written notice filed with the corporation within thirty days after the corporation has given him written notice that payment for his shares cannot be made because of the restrictions of this paragraph. If the dissenting shareholder fails to exercise such option as provided, the corporation shall exercise the option by written notice given to him within twenty days after the expiration of such period of thirty days.

(k)

The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in paragraph (e), and except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is unlawful or fraudulent as to him.

(l)

Except as otherwise expressly provided in this section, any notice to be given by a corporation to a shareholder under this section shall be given in the manner provided in section 605 (Notice of meetings ofshareholders).

(m)	This section shall not apply to foreign corporations except as provided in subparagraph (e) (2) of section 907 (Merger or consolidation of domestic and foreign corporations).